Exhibit A

FORDING CANADIAN COAL TRUST

ANNUAL INFORMATION FORM
March 14, 2008

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION ADVISORY	1
DEFINED TERMS	2
NON-GAAP FINANCIAL MEASURES	2
CONVERSION TABLE	2
REFERENCES TO CURRENCY	2
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
DESCRIPTION OF THE BUSINESS	6
RESERVES AND RESOURCES	20
RISK FACTORS	26
OTHER INFORMATION REGARDING THE TRUST	35
CAPITAL STRUCTURE	40
MARKETS FOR SECURITIES	45
GOVERNANCE	45
CONFLICTS OF INTEREST	50
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	50
LEGAL PROCEEDINGS	51
TRANSFER AGENT AND REGISTRAR	51
MATERIAL CONTRACTS	51
INTERESTS OF EXPERTS	53
ADDITIONAL INFORMATION	53
APPENDIX “A”: GENERAL GLOSSARY	A-1
APPENDIX “B”: GLOSSARY OF TECHNICAL TERMS	B-1
APPENDIX “C”: DEFINITIONS OF MINERAL RESERVES AND MINERAL RESOURCES	C-1
APPENDIX “D”: FORDING CANADIAN COAL TRUST AUDIT COMMITTEE CHARTER	D-1

FORWARD-LOOKING INFORMATION ADVISORY
This annual information form (“Annual Information Form”) contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This Annual Information Form contains forward-looking information, including in, but not limited to, the sections titled “General Development of the Business”, "Description of the Business”, “Reserves and Resources” and “Other Information Regarding the Trust".
Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the risks and uncertainties relating to the forward-looking statements contained in this Annual Information Form please refer to the section titled Risk Factors on page 26.
The forward-looking statements contained in this Annual Information Form are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at mine sites; no variation in availability or allocation of haul truck tires to Elk Valley Coal during 2008; an absence of labour disputes in the forecast period; no material variation in the anticipated cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; contracted levels of rail and port availability with no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal’s customers which could impact coal purchases; no material variation in historical coal purchasing practises of customers; existing customer inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and no material variations in the current taxation environment other than those that have already been announced.
The Trust cautions that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual report, management’s discussion and analysis, quarterly reports, material change reports and news releases. The Trust’s public filings are available through the Trust’s website at www.fording.ca. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s public filings, in the United States, including the Trust’s most recent annual report on form 40-F, as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

DEFINED TERMS
The meanings of certain capitalized terms used in this Annual Information Form can be found in the General Glossary and the Glossary of Technical Terms set forth respectively at Appendix “A” and Appendix “B”.
NON-GAAP FINANCIAL MEASURES
Financial measures such as “Distributable Cash”, “Available Cash”, “cash available for distribution”, “sustaining capital expenditures” and “net income before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts” are not measures recognized under generally accepted accounting principles in Canada or the United States and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. These measures, which have been derived from the Trust’s financial statements and applied on a consistent basis, are presented in this Annual Information Form because management of the Trust believes these non-GAAP measures are of assistance in understanding the Trust’s results of operations and financial position and are relevant measures of the ability of the Trust to earn and distribute cash to Unitholders.
Distributable Cash and Cash Available for Distribution
For a detailed description of the Trust’s interpretation of these terms please see the section titled Cash Available for Distribution in the Trust’s MD&A which is incorporated into this document by reference. The Trust’s MD&A is available at www.sedar.com, www.sec.gov and through the Trust’s website at www.fording.ca.
CONVERSION TABLE

To Convert To	From	Multiply By
Cubic Yards	Cubic metres	1.308
Feet	Metres	3.281
Miles	Kilometres	0.621
Acres	Hectares	2.471
Pounds	Kilograms	2.205
Short Tons	Tonnes	1.102
Long tons	Tonnes	0.984
BTU/lb	kJ/kg	0.430
REFERENCES TO CURRENCY
All references in this Annual Information Form to monetary amounts are expressed in Canadian dollars and “$” means Canadian dollars unless otherwise noted.
CORPORATE STRUCTURE
Name and Formation
Fording Canadian Coal Trust is an open-ended mutual fund trust governed by the Declaration of Trust and the laws of Alberta. The Trust’s head office is located at Suite 1000, 205 — 9th Avenue SE, Calgary, Alberta T2G 0R3.
Intercorporate Relationships
The following chart sets forth all material subsidiaries of the Trust as at December 31, 2007, and indicates their respective jurisdictions of incorporation or organization and the ownership percentage of each such entity beneficially owned, or over which control or direction is exercised by the Trust.

Notes:

(1)	Jurisdiction — Delaware

(2)	Jurisdiction — Nova Scotia

(3)	Jurisdiction — Alberta

(4)	Jurisdiction — Canada

(5)
Effective August 1, 2005, Elk Valley Coal contributed the Elkview mine to Elkview LP for a direct and indirect 95% partnership interest and subsidiaries of NSC and POSCO each acquired a 2.5% limited partnership interest by each contributing US$25 million.

GENERAL DEVELOPMENT OF THE BUSINESS
Three-Year History
The Trust was established in connection with the 2003 Arrangement. The nature and development of the businesses in which the Trust has invested during the three most recently completed financial years is described in “Description of the Business”.
Achievement of Synergies
Elk Valley Coal was initially owned 65 percent by the Trust and 35 percent by Teck Cominco and certain affiliates of Teck Cominco. The EVC Partnership Agreement provided for an increase in Teck Cominco’s interest in Elk Valley Coal to a maximum of 40 percent in the event that Teck Cominco, as managing partner, was able to realize certain synergies as a result of the combination of the various mines and other properties comprising Elk Valley Coal. After discussions among the Partners and upon review of reports of various experts, the Partners determined that synergies had been achieved and that the Trust’s interest would be reduced to 62 percent effective April 1, 2004, to 61 percent on April 1, 2005, and to 60 percent on April 1, 2006. Teck Cominco’s entitlements increased correspondingly over the same period.

Please see the section titled “Introduction — The Trust” in the Trust’s MD&A for a further description of the achievement of synergies.
Elkview LP
Effective August 1, 2005, Elk Valley Coal contributed the Elkview operations to Elkview LP for a direct and indirect 95 percent partnership interest and subsidiaries of NSC and POSCO each acquired a 2.5 percent limited partnership interest by each contributing US$25 million. The proceeds of the NSC and POSCO contributions were used toward capital expenditures intended to increase the annual production capacity of the Elkview operations. In addition, NSC and POSCO each entered into ten-year sales agreements with Elk Valley Coal in connection with the transaction. Elkview Mine G.P. is the managing partner of Elkview LP and a wholly owned subsidiary of Elk Valley Coal. Pursuant to a management agreement, Elk Valley Coal provides management services to Elkview Mine G.P.
2005 Arrangement
At the 2005 Annual and Special Meeting, Unitholders approved a two-step reorganization of the Trust and its subsidiaries. The first step of the reorganization was completed on August 24, 2005 pursuant to the 2005 Arrangement. The 2005 Arrangement created a flow-through structure by transferring Fording Inc.’s partnership interest in Elk Valley Coal, to Fording LP, a new limited partnership, of which the Trust directly and indirectly owns all of the partnership interests. Fording ULC is the general partner of Fording LP and a wholly-owned subsidiary of the Trust. The 2005 Arrangement also resulted in the Trust directly and indirectly owning all of the securities of NYCO previously held by Fording Inc. The second step of the reorganization, whereby the Trust would further reorganize into a royalty trust at year end, was not completed because of delays resulting from the moratorium on advance tax rulings relating to income trusts by the Canada Revenue Agency in the fall of 2005. The purpose of reorganizing into a royalty trust was to allow the Trust to qualify for an exemption from a provision of the Tax Act that limits the level of Non-Resident ownership of units of income trusts.
Unitholders also approved a three-for-one split of the Units at the 2005 Annual and Special Meeting. The split became effective on September 6, 2005 with holders of record as at September 2, 2005 receiving two additional Units for each Unit held at that time.
A more detailed description of the 2005 Arrangement is contained in the Notice of Meeting and Management Information Circular dated April 2, 2005, that was mailed to Unitholders in advance of the 2005 Annual and Special Meeting and is available at www.sedar.com, www.sec.gov and through the Trust’s website at www.fording.ca.
Reorganization into a Royalty Trust
At the 2006 Annual and Special Meeting of the Trust, Unitholders approved a modified royalty reorganization structure. Subject to receiving a favourable advance tax ruling from the Canada Revenue Agency, the modified structure would have resulted in the creation of the Royalty and the reorganization of the assets and liabilities of the Trust under a new trust that, as a royalty trust, would have from the time of its creation qualified for an exemption from a provision of the Tax Act that limits the level of Non-Resident ownership of units of income trusts. Application for the advance tax ruling was made in February 2006 but the ruling had not been received by October 31, 2006 when the Federal Government announced proposed tax changes affecting income trusts, other than real estate investment trusts, including a tax on trust distributions effective January 1, 2007 for trusts whose units publicly trade for the first time after October 31, 2006. The Trustees decided not to proceed with the modified structure as it would have resulted in the new royalty trust being subject to the new tax on distributions beginning in 2007. Instead, the Trustees determined that it was in the best interests of Unitholders to reorganize the Trust into a royalty trust. The reorganization was completed effective January 1, 2007 following receipt of a favourable advance tax ruling from the Canada Revenue Agency. As a royalty trust, the Trust qualifies for an exemption from a provision of the Tax Act that limits the level of Non-Resident ownership of units of income trusts. The reorganization into a royalty trust did not change the distribution policy of the Trust or affect the amount of cash available for distribution to Unitholders.

Distribution Reinvestment Plan
The Trust has adopted a Distribution Reinvestment Plan (“DRIP”) that includes a Premium Distribution™ component. The DRIP allows eligible Unitholders of the Trust, generally residents of Canada or the United States, to direct that their cash distributions, net of any withholding taxes, be reinvested in additional Units issued from treasury at a five percent discount to the Average Market Price, as defined in the DRIP, on the applicable distribution payment date. The DRIP further allows eligible Unitholders, generally residents of Canada, to elect, under the Premium Distribution™ component of the DRIP, to have these additional Units delivered to the designated broker in exchange for a premium cash distribution equal to 102 percent of the cash distribution that such Unitholders would otherwise have received on the applicable distribution payment date. Canaccord Capital Corporation acts as the broker for the Premium Distribution™ component of the DRIP.
Unitholders who are residents of the United States or are otherwise considered “U.S. persons” under U.S. federal securities laws, or whose Units are held through the depository service operated by The Depository Trust Company, may not participate in the Premium Distribution™ component of the DRIP due to regulatory and operational restrictions.
The DRIP and a series of questions and answers related to the DRIP are available on the Trust’s website at www.fording.ca in the section titled “Investor Relations” under the heading “DRIP”. Unitholders should carefully read the complete text of the DRIP before making any decisions regarding their participation in either of its components.
NYCO
The NYCO companies comprised the Trust’s industrial minerals operations, producing the industrial minerals wollastonite, a form of calcium oxide and silica, and tripoli, a form of crystalline silica. In 2007, the Trust decided to divest NYCO following an extensive review of strategic alternatives. The sale of NYCO was completed in June 2007.
Please see the section titled “Introduction — NYCO” in the Trust’s MD&A for a further description of the NYCO transaction.
Trust Announces Review of Strategic Alternatives
On December 5, 2007, the Trust announced that its Trustees had formed an independent committee to explore and make recommendations regarding strategic alternatives that may be available to the Trust to maximize value for its Unitholders. The Board of Directors of Fording ULC concurrently formed an independent committee with a similar mandate.
The independent committees have been given a broad mandate to consider a wide range of alternatives including an acquisition of all of the Trust’s outstanding Units by a third party, a sale of its assets, including its interest in the Elk Valley Coal Partnership, a combination, reorganization or similar form of transaction, or continuing with its current business plan. The independent committees have been given the authority to discuss possible transactions with interested parties and to make recommendations in that regard to the Trustees and Directors.
RBC Capital Markets has been engaged by the independent committees to assist them in their review.
The Trust anticipates it will make no further announcements regarding the strategic review unless and until the Trustees determine disclosure of a material change is required.

Changes to Applicable Tax Legislation
Withholding on Distributions to Non-Residents
The Tax Act was amended on May 13, 2005 to provide that, effective as of January 1, 2005, certain types of distributions made by an income trust to Non-Residents that were otherwise not subject to Canadian tax, including withholding tax, were subject to withholding under the Tax Act at a rate of 25 percent of the gross amount of the distribution subject to reduction under the provisions of any applicable tax treaty or conventions. Canadian withholding tax is generally 15 percent for U.S. holders.
Federal Government Announces Tax on Distributions from Income Trusts
On June 22, 2007, the Federal Government of Canada enacted new tax legislation that results in the taxation of income and royalty trusts that were publicly traded on October 31, 2006, other than certain real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.
Please see the section titled “Other Information — Income Taxes” in the Trust’s MD&A for a further description of the changes to taxes on distributions.
DESCRIPTION OF THE BUSINESS
The Trust is an open-ended mutual fund trust existing under the laws of Alberta and governed by the Declaration of Trust. Its Units are publicly traded in Canada on the TSX (FDG.UN) and in the United States on the NYSE (FDG). The Trust is not a trust company and it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.
The Trust was formed in connection with the 2003 Arrangement. Prior to August 24, 2005, the Trust held all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. Effective August 24, 2005, the Trust reorganized its structure by way of the 2005 Arrangement under which substantially all of the assets of Fording Inc. were transferred to a new entity, Fording LP, and the Trust. The 2005 Arrangement created a flow-through structure whereby the Trust directly and indirectly owns all of the partnership interests of Fording LP, which holds the partnership interests in Elk Valley Coal previously held by the Fording Inc.
Effective January 1, 2007, the Trust reorganized into a royalty trust. As a royalty trust, current provisions of the Tax Act do not limit the level of foreign ownership of the Units of the Trust. The reorganization into a royalty trust did not change the distribution policy of the Trust or affect the amount of cash available for distribution to Unitholders.
The Trust is a flow-through structure and under currently applicable Canadian income tax regulations all taxable income of the Trust is distributed to the Unitholders without being taxed at the Trust level. The Trust does pay mineral taxes and Crown royalties to the provinces of British Columbia and Alberta. On June 22, 2007, the Federal Government of Canada enacted changes to Canadian income tax regulations that will result in the taxation of income and royalty trusts that were publicly traded as of October 31, 2006, other than certain real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.
The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60 percent interest in Elk Valley Coal. The Trust uses the cash it receives from its investments to make quarterly distributions to its Unitholders.
The principal asset of the Trust is its 60 percent interest in Elk Valley Coal, which was created in connection with the 2003 Arrangement. As part of the 2003 Arrangement the metallurgical coal mining operations and assets formerly owned by Old Fording (the public company that was the predecessor of the Trust prior to the 2003 Arrangement), Teck Cominco and/or its affiliates and the Luscar/CONSOL joint ventures were consolidated in Elk Valley Coal. Elk Valley Coal produces and distributes metallurgical coal from six mines located in British Columbia and Alberta, Canada.

Elk Valley Coal
Overview
Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all Partners.
Elk Valley Coal is the second-largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal used primarily for making coke by integrated steel mills, which account for substantially all global production of primary (i.e. non-recycled) steel. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.
Summary of EVC Partnership Agreement
Elk Valley Coal is operated pursuant to the terms of the EVC Partnership Agreement, the material terms of which are summarized below.
Management of Elk Valley Coal
The managing partner supervises management of Elk Valley Coal and provides strategic direction. However, certain significant matters regarding Elk Valley Coal must be approved by a Special Resolution of the Partners.
The managing partner can resign as managing partner on 60 days advance notice to the other Partners. Further, the managing partner will be deemed to have resigned in certain circumstances (insolvency, reduction in its interest below 20 percent or wilful default of the EVC Partnership Agreement). In such circumstances, Partners holding a Distribution Entitlement of more than five percent (other than the resigning managing partner if the managing partner was deemed to have resigned due to insolvency or wilful default of the EVC Partnership Agreement) must unanimously select a new managing partner. Pending the selection of a new managing partner, the Partner then holding the largest Distribution Entitlement can designate a temporary managing partner.
The day-to-day operations of Elk Valley Coal are undertaken by officers of Elk Valley Coal and other management personnel designated by the managing partner.
Annual Budget Approval Process
The annual operation of Elk Valley Coal, including budgeting and capital spending, must be set out in the Capital and Operating Plan and Budget. The Capital and Operating Plan and Budget must be presented to the Partners by no later than November 15 of each year for the following calendar year and must be approved by a Special Resolution of the Partners.
The managing partner must use its best efforts to ensure that the business of Elk Valley Coal is conducted substantially in accordance with Capital and Operating Plan and Budget, except in certain extraordinary circumstances. Any material amendment or variation to such plans must also be approved by a Special Resolution of the Partners.
Special Resolution of the Partners Matters
In addition to the approval of the Capital and Operating Plan and Budget or any material amendment thereto, a Special Resolution of the Partners is required in a variety of other circumstances such as any change in the distribution policy of Elk Valley Coal, any proposed merger, arrangement or reorganization of Elk Valley Coal, the admission of new Partners (other than wholly-owned subsidiaries or affiliates of existing Partners) or the decision to institute bankruptcy or insolvency proceedings.

Distribution Entitlements
Each Partner is entitled to share in the profits and losses of Elk Valley Coal and to participate in the distribution of assets on liquidation or dissolution of Elk Valley Coal in proportion to its Distribution Entitlement. As at December 31, 2007, the Distribution Entitlements of the Partners were as follows:

Distribution
Partner	Entitlement
Fording LP	60.000%
Teck GP	39.836%
QCP	0.164%

Total	100.000%
Reporting
Elk Valley Coal reports monthly to the Partners with respect to the operational results and financial performance of Elk Valley Coal. In addition, on a quarterly basis, the managing partner reports to the Board of Directors with respect to the operational results and financial performance of Elk Valley Coal and such other matters as the Board of Directors may reasonably request.
Elk Valley Coal is also required to provide to each Partner, within 55 days of the end of each calendar year, audited financial statements of Elk Valley Coal for the previous calendar year and such other financial information relating to such calendar year as the Partners may request.
Further, Elk Valley Coal is required to provide to each of the Partners such information as those Partners may require in order to satisfy their public company reporting obligations. In this regard, Elk Valley Coal is required to provide to the Partners a report of any material change in the affairs of Elk Valley Coal, quarterly and annual financial statements prepared in accordance with GAAP, management’s discussion and analysis for the relevant period covered by the aforementioned financial statements and such other documents as are customarily required in connection with the preparation and release of quarterly and annual financial information by public issuers in Canada and the United States.
Permitted Cash Calls
The managing partner will call for an additional cash contribution from the Partners in the event that the Partners agree the Partnership will experience a CCA shortfall as that term is defined in the EVC Partnership Agreement or the managing partner reasonably determines that an additional cash contribution of the Partners is the best way to fund capital expansion projects or rectify a capital cost allowance shortfall. All contributions made by the Partners in response to such a cash call shall be treated as additional contributions to the capital of Elk Valley Coal and the capital accounts of the Partners shall be adjusted accordingly.
Sale/Assignment of Partnership Interest
A Partner may sell, assign, transfer or dispose of its Elk Valley Coal interest to a subsidiary or affiliate. Pursuant to this provision, Teck Cominco and TBCI transferred their respective Elk Valley Coal interests to Teck GP as such a permitted transferee. Any intended sale, assignment, transfer or disposition to other than to such a permitted transferee is subject to a right of first offer to the other Partners. In addition, the sale by Teck Cominco and certain affiliates of Teck Cominco of their Elk Valley Coal interest, other than to such a permitted transferee, will be subject to the consent of the Independent Directors, such consent not to be unreasonably withheld.

Credit Agreement
The Trust and Elk Valley Coal entered into a joint credit agreement, as amended, which provides the Trust and Elk Valley Coal with revolving credit facilities. In connection with this agreement, Elk Valley Coal provided a guarantee of the obligations of the Trust.
Assets of Elk Valley Coal
Elk Valley Coal has an interest in six active mining operations. The Fording River, Coal Mountain, Line Creek, Elkview and Greenhills operations are located in the Elk Valley region of southeast British Columbia. The Cardinal River operation is located in west-central Alberta.
The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80 percent interest. Effective August 1, 2005, the Elkview operation was contributed to the Elkview Mine Limited Partnership in which Elk Valley Coal holds, directly and indirectly, a 95 percent general partnership interest.
All of Elk Valley Coal’s mines are open-pit, truck and shovel mining operations and are designed to operate year-round, 24 hours per day, seven days per week. However, the operating schedules can be varied depending on coal market conditions and shutdowns for maintenance activities. All of the mines are serviced by two-lane all weather roads. Elk Valley Coal’s reserves, facilities and overburden dumps are all proximate to its mine locations.
Elk Valley Coal also owns numerous coal resources in British Columbia as well as a 46 percent interest in Neptune Bulk Terminals (Canada) Ltd., a bulk facility located in North Vancouver, British Columbia.
The following map shows the location of Elk Valley Coal’s six operating mines:

Principal Products and Markets
Elk Valley Coal’s principal product is hard coking coal. Hard coking coal is a type of metallurgical coal, which is the term used to describe coal products suitable for making steel in the integrated steel mill process. Integrated steel mills account for substantially all global production of primary (i.e. non-recycled) steel. Integrated steel mills depend on metallurgical coal and iron ore as the two primary inputs for making steel. When making steel, two of the key raw ingredients are iron ore and coke. Coke is used to convert the iron ore into molten iron, which is further processed into steel. Coke is made by heating metallurgical coal to about 2,000°F (1,100°C) in the absence of oxygen in a coke oven. The lack of oxygen prevents the coal from burning. The coking process drives off various liquids, gases and volatile matter. The remaining solid matter forms coke, a solid mass of nearly pure carbon. Approximately 1.5 tonnes of metallurgical coal are needed to produce one tonne of coke, and for every one tonne of coke, the blast furnace produces about two to three tonnes of molten iron. Only certain types of metallurgical coal have the necessary characteristics required to make coke. These characteristics include caking properties (the ability to melt, swell and re-solidify when heated) and low impurity levels (e.g. moisture, ash, sulphur, etc.).
There are three main categories of metallurgical coal: (i) hard coking coal that forms high-strength coke; (ii) semi-soft coking coal that produces coke of lesser quality; and (iii) PCI coal. The categories are separated by reference to their chemical and physical properties. These differences, in turn, result in differentiation in pricing, which has become quite significant in recent years. Hard coking coals form high-strength coke, semi-soft coking coals produce coke of lesser quality and PCI is used for its heat value and is not typically a coking coal. Semi-soft and pulverized coals normally have lower sales values compared with hard coking coal due to marked differences in quality and broader availability. Recent trends in coal marketing and purchasing have led to the stratification of hard coking coals into quality groupings based on their chemical and physical properties, with prices varying significantly between these groups. The highest-quality hard coking coals are relatively scarce and, accordingly, command the highest prices. A key strategic priority for Elk Valley Coal is to maximize the quality and consistency of its products so that it continues to produce hard coking coals that are classified within the highest-quality groupings.
The following schematic outlines how steel is produced in an integrated steel mill.
The demand for hard coking coals is closely correlated with the steel production of integrated steel mills. However, other factors can influence demand. The substantially lower pricing for semi-soft and PCI encourages integrated steel mills to substitute these coals, to the extent their processes allow, in an attempt to reduce the total cost of steel production. This substitution tends to have technical limits. Use of semi-soft coals reduces the productivity of coke ovens and blast furnaces. Increased use of PCI reduces overall coking coal requirements but, in turn, necessitates the use of higher-quality hard coking coals. Therefore, substitution can increase when the steel mills operate at lower rates of productivity and when the price differential between hard coking and other coals widens. There is also an impact on hard coking coal demand when steel mills purchase supplies of finished coke. Approximately two-thirds of the hard coking coal needs of integrated steel mills and other producers of coke are met by domestic production or by production delivered overland. The remaining needs are satisfied by importing hard coking coal through seaborne trade.
There are currently no technologically feasible and cost-effective alternatives to using coking coal in the steel-making process. Changes to the steel-making process tend to occur gradually. Research into alternative technologies has been ongoing for many years, but to date the alternatives to using coking coal, such as direct smelting or hydrogen-reduction technologies, have generally not been feasible or cost-justified on a large commercial scale. However, the high prices and limited supplies of hard coking coals that have been experienced in recent years, combined with public pressure and government action to reduce carbon dioxide emissions, are expected to place increased focus on alternative technologies in the future. Alternative technologies may eventually displace some of the demand for hard coking coal, although the time frame for this change is expected to be relatively extended.

The demand side of the seaborne hard coking coal market is more fragmented than the supply side. However, the major steel producers have historically formed both formal and informal alliances to improve their bargaining leverage. In addition, there has been a trend toward consolidation among steel producers in recent years. In particular, the Mittal Group has acquired a number of other steel producers and has created the world’s largest steel company. Industry consolidation generally increases the purchasing power and bargaining strength of these customers although, recently, other factors including strong demand and perceived shortages of supply have sustained hard coking coal prices at historically high levels.
Since 2003, global steel production, and hence the demand for hard coking coal, has grown dramatically, driven primarily by rapid industrialization and economic development in the emerging economies of China, India, Russia and Brazil, commonly referred to as the “BRIC” countries. This is in contrast to the many years of relatively stable demand and stagnant prices for steel and hard coking coal that preceded 2003. The rapid development of the BRIC countries is expected to further increase the volatility of the global steel and hard coking coal markets in the future because these countries will likely experience sudden and irregular swings in their economic development. Accordingly, the Trust expects to experience increased volatility in its financial results in future years. A strategic priority for Elk Valley Coal is to position itself so that it can react appropriately and efficiently to sudden fluctuations in demand and prices. This will generally require increased flexibility across all of Elk Valley Coal’s business operations. For example, increased flexibility in its mine plans is required so that production levels and product mix can be adjusted more quickly in response to changing market conditions. It is anticipated that going forward Elk Valley Coal’s marketing strategies will be developed based on a presumption of increased volatility in sales prices and volumes. Also, flexibility in financing structures will be needed to accommodate the fluctuations and volatility in cash flows that may occur during these cycles.
China, in particular, is a key influence on the global steel and hard coking coal markets. The significant construction boom in China has required it to dramatically increase its domestic steel production capacity. China does not currently import a significant amount of seaborne hard coking coal because the requirements of its domestic steel mills can generally be met by Chinese coal producers and imports from Mongolia. In fact, China is the world’s largest producer of metallurgical coal, but it does not currently export significant quantities because domestic demand is so strong. However, an economic downturn in China could potentially cause its exports of hard coking coal to increase in the future. Elk Valley Coal does not currently sell significant quantities of coal to China, but it has benefitted indirectly from the growth in China because it sells coal to the large integrated steel mills elsewhere in Asia that help supply the Chinese market.
Principal Competition
Elk Valley Coal competes primarily with coal producers from Australia and the United States in the seaborne hard coking coal market. The supply of coal in the global markets and the demand for coal among the world’s steel producers has historically provided for a competitive seaborne market. Coal pricing is generally established in U.S. dollars and the competitive positioning among producers can be significantly affected by exchange rates. In addition, a number of steel producers deal with multiple coal suppliers in order to promote security of supply and further competitiveness in this market. Principal competitors to Elk Valley Coal are centered in Australia and include the BHP Billiton/Mitsubishi Alliance, Anglo American Plc./Mitsui & Co. Ltd., Xstrata Plc. and the Rio Tinto Group.
Competitive Position
Elk Valley Coal is the second-largest supplier of seaborne hard coking coal in the world, with approximately 15 percent of the global seaborne market in 2007. The other main producing regions of seaborne hard coking coal are Australia and the United States. New sources of supply of hard coking coal from Australia are expected to come into the market over the next few years. While not all of these new sources are expected to produce the highest quality hard coking coal, the supply will compete directly with some of Elk Valley Coal’s products.
Undeveloped reserves of high-quality metallurgical coal have been identified in Mongolia, Russia, Mozambique and other locations. These reserves have the potential to add a significant amount of supply in the longer term. There are significant economic, logistical and political challenges involved in developing these new reserves. However, the historically high prices and relative scarcity of high-quality hard coking coal experienced in recent years increases the likelihood that some of these high-quality deposits will be developed.

Nearly all of Elk Valley Coal’s production is hard coking coal, including a high proportion of high-quality hard coking coal products and a range of other products. Generally, these coal products are comparable in quality with those of Elk Valley Coal’s competitors and perform well when blended by customers with other coals. The varying chemical and physical properties of its coal products, their relative supply and demand in the marketplace and any differences in ocean freight costs into various markets result in differentiation in pricing between Elk Valley Coal’s various hard coking coal products. In response to trends toward increased stratification of hard coking coal qualities and, therefore prices, Elk Valley Coal is producing products and structuring its operations to preserve the value of its highest-quality coals. Approximately ten percent of Elk Valley Coal’s production is sold as thermal coal or as PCI to steel mills.
On the whole, the cost of production for Elk Valley Coal is competitive with that of the average Australian producer. However, that competitive position can depend on a number of factors, including the type of operations of a particular competitor and foreign currency exchange rates. Elk Valley Coal operates in mountainous regions whereas Australian metallurgical coal production is generally from open-pit mines in non-mountainous terrain using dragline and truck and shovel methods or from underground operations. Metallurgical coal production in the United States is generally from underground operations in the eastern states.
Transportation costs, including rail and port services, are significant to Elk Valley Coal and generally determine its competitiveness. Rail costs are high in comparison to Elk Valley Coal’s primary competitors in Australia because most of its coal is shipped through difficult terrain to west-coast ports that are over 1,100 kilometres from its mines. However, rail costs are also high because there are no cost-effective alternatives to Elk Valley Coal’s rail service providers, which impact its ability to negotiate competitive rates and service levels. These factors, combined with its high port costs, place Elk Valley Coal at a competitive disadvantage and result in it being a relatively high-cost producer compared with its peers in the global metallurgical coal industry. As a high-cost producer, Elk Valley Coal is subject to greater risks in a highly competitive market. Australian producers generally have a marked cost advantage over Elk Valley Coal because their mining operations are located much closer to tidewater, the rail lines run through more even terrain and because there are mechanisms that create a near competitive market for rail service.
Cyclical Nature of Seaborne Hard Coking Coal and Coal Markets
The market for hard coking coal was characterized by a large number of producers, excess capacity and low prices for almost two decades prior to 2003. Over time, slow but steady growth in the demand for seaborne hard coking coal absorbed much of the production capacity and with few new mines coming into production and some closing, supply and demand began to tighten in 2003.
Elk Valley Coal believes that the global metallurgical coal markets have entered a period of unprecedented volatility. Elk Valley Coal’s prices for the 2005 coal year (i.e. April 1, 2005 to March 31, 2006) reached historically high levels of approximately US$122 per tonne, which were more than double the prices for the 2004 coal year. The 2005 coal year prices reflected the confluence of strong growth in demand for steel, driven largely by the rapid industrialization and economic development of China and the other BRIC countries and coal production and delivery problems that constrained global supplies of hard coking coal at that time. Negotiations for the 2006 coal year were conducted under different circumstances. In late 2005, some integrated steel mills slowed deliveries of hard coking coal and substituted coals of lesser quality in response to the widening price gap between hard coking coal and semi soft coking coals. At the same time, the global supply of hard coking coal increased. As a result, prices came off historically high levels and Elk Valley Coal’s average prices for the 2006 coal year declined by 12 percent to approximately US$107 per tonne.
Leading into the 2007 coal year negotiations, continuing substitution of lesser quality coals and increasing global supply of hard coking coal caused further downward pressure on prices and Elk Valley Coal’s average prices fell by a further 13 percent to approximately US$93 per tonne for the 2007 coal year. The 2007 coal year prices represented a significant decline relative to the 2005 coal year, but in comparison to the many preceding years of low prices and slow growth in demand, the 2007 coal year prices remained relatively high. During 2007, the global metallurgical coal markets shifted dramatically and by the end of 2007 the market was in tight supply because of growing demand and lower than expected growth in exports from Australian suppliers. In late 2007, spot sales of hard coking coal by other coal producers were occurring at very high prices as many integrated steel mills faced critically low inventories.

Cyclical market conditions, along with normal variations in sales and operations, lead to a great deal of variability in Elk Valley Coal’s sales volume estimates for the calendar year. Rising steel prices and demand, or coal production or shipment interruptions in the global supply chain, could result in increased sales. However, a global oversupply of steel could result in lower sales.
Demand for hard coking coal is correlated to demand for steel. While demand is currently strong, it is expected that the BRIC countries will experience sudden and irregular swings in their economic development in the future, which will cause significant volatility in the global steel and hard coking coal markets. Dramatic swings in demand and prices for hard coking coal may be experienced from year to year. There is currently no commodity derivative market for metallurgical coal.
In the near term, a deep recession in the United States could impact the global economy and the demand for steel and metallurgical coal, especially if the economic problems in the United States impact the Chinese economy or other major growth areas.
For a further discussion of Elk Valley Coal’s markets please see the Trust’s MD&A.
Mining and Processing
Elk Valley Coal employs conventional open-pit mining techniques using large haul trucks and electric or hydraulic shovels. Overburden rock is drilled and blasted with explosives and is then loaded onto trucks by shovels and hauled outside of the mining area. Once the overburden is removed, the raw coal is typically recovered from the seam by bulldozers and is loaded onto haul trucks by front-end loaders and shovels for transport to the coal preparation plants. These plants employ breakers, which size the raw coal and remove large rocks, wash the raw coal of ash and impurities using conventional techniques and then dry the clean coal using dryers that utilize coal or natural gas for fuel.
Movement of rock overburden constitutes a significant portion of the unit cost of product sold because considerably more rock overburden must be blasted and moved outside of the active mining area compared with the volume of coal recovered from the underlying seams. Typically, more than 20 tonnes of rock must be moved for every tonne of coal produced, which equates to a strip ratio of approximately eight to nine bank cubic metres of rock overburden moved for each tonne of clean coal produced. Certain key variables are carefully managed with a view to the long-term economic viability of the coal reserve.
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The strip ratio is the average volume (bank cubic metres) of rock that must be moved for each tonne of clean coal produced and can vary from period to period around a long-term trend. The strip ratio impacts the size of the mining fleet, plant productivity and the cost of mining inputs such as labour, tires and fuel. A lower strip ratio normally reduces the unit cost of product sold.

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The haul distance is the one-way distance the trucks, on average, have to travel to move the overburden. The haul distance impacts the size of the mining fleet, productivity in the mine and the cost of mining inputs such as labour, tires and fuel. Shorter haul distances normally result in lower cost of product sold.

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Total material productivity is a measure of operational efficiency, stated in the volume of rock and coal moved per eight-hour work shift. Higher productivity, which depends on such things as mine design, employee levels, size of the mining fleet, haul distance and equipment availability and capacity, normally reduces the unit cost of product sold.

Changing technology and the use of larger equipment can reduce mining costs and increase productivity, which could make mining areas with higher strip ratios or longer haul distances economic and increase recoverable coal. The outlook for hard coking coal prices also helps to determine which strip ratios and haul distances can be economic. Mining costs are also impacted by the cost of various inputs such as labour, maintenance, fuel and other consumables. There has been significant inflation in mining input costs in recent years. Western Canada has been experiencing an economic boom and Elk Valley Coal operates in a very tight labour market. The availability of employees and contractors has been constrained, which has placed upward pressure on costs. The prices of diesel fuel and haul truck tires, which are also major cost drivers for Elk Valley Coal, have risen significantly.
Coal preparation plant processing includes the washing and drying of coal for sale. Washing coal removes impurities such as rock and ash. Drying the coal after washing reduces the moisture level of the coal in order to meet customers’ specifications. Certain key variables related to processing coal are also carefully managed with a long-term view to optimal mine operations.
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The percentage of clean product recovered compared with the amount of raw coal processed is referred to as plant yield. The yield achieved is a function of the physical characteristics of raw coal being processed and the amount of ash and impurities in the raw coal. In the cleaning process, ash in the raw coal is removed to acceptable levels for the production of coke for the steel-making process. Generally, a higher yield lowers the unit cost of product sold.

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Clean coal productivity is a measure of the overall operational efficiency of the coal preparation plant and minesite operations. It is stated as the amount of clean coal produced per eight-hour work shift. In addition to factors that affect productivity in the mining operations, productivity for coal preparation plants is dependent upon plant design and site employee levels.

Mining and plant equipment and other infrastructure must be maintained. Scheduled shutdowns of operations, which are typically built into Elk Valley Coal’s production plans, may be taken at various times throughout the year to provide for employee vacations and allow for maintenance activities. Generally, scheduled shutdowns occur in July and August, which adversely impacts production volumes and unit costs in the third quarter.
Please see the section titled “2007compared with 2006 — Results of Operations” in the Trust’s MD&A for a detailed discussion of Elk Valley Coal’s mining costs.
Production and Quality Control
Coal seams are sampled and analyzed under the supervision of professional geologists and categorized by quality and coking potential. This data is then used to determine stockpiling and blending strategies. As a result, Elk Valley Coal has an available inventory of coal sources of varying qualities which can be combined, as required, to form blended products. In addition to sampling at source, coal is sampled at all stages of coal preparation, at the rail loadout and at the port to maintain quality standards.
Coal Transportation
Processed coal is conveyed to clean coal silos or other storage facilities for storage and loadout to rail cars. The loadout facilities are set up to load and weigh unit trains (each train carrying up to 13,000 tonnes). A spray system coats the coal in each rail car with a dust inhibitor to limit the escape of coal dust during transportation.
Elk Valley Coal transports approximately 90 percent of its coal to ports in Vancouver, British Columbia utilizing two rail service providers. CPR provides services to the five operations in the Elk Valley region in southeast British Columbia and CNR provides services to the Cardinal River operation in west-central Alberta. There are currently no cost-effective alternatives to these providers for the volume of coal produced by these mines, which affects Elk Valley Coal’s ability to negotiate competitive service rates. Elk Valley Coal has a five-year agreement with CPR for the westbound movement of its coal, which expires in March 2009. The rates under the agreement consist of a base rate and premiums if U.S. dollar coal prices and West Texas Intermediate crude oil prices are within certain parameters. The agreement with CNR expires in January 2009 and consists of a base rate plus a fuel surcharge.

Westshore Terminals in Vancouver handles most of the shipments loaded onto vessels. Neptune Terminals in North Vancouver, which is 46 percent owned by Elk Valley Coal, loads the balance of west-coast shipments. There are generally no cost-effective alternatives to these port facilities. Loading agreements with Westshore Terminals expire in March 2010 for the Elkview operation and in March 2012 for the Fording River, Greenhills and Coal Mountain operations. The agreement with Westshore Terminals for the Line Creek operation expired on March 31, 2007 and Elk Valley Coal is currently shipping under interim arrangements. The loading costs under the Westshore Terminals contracts are partially linked to the average Canadian dollar price that Elk Valley Coal receives for coal. Loading rates for Neptune Terminals are based on the actual costs allocated to the handling of coal at that facility.
Charges for demurrage by vessel owners for waiting times are incurred if there are loading problems or scheduling issues at the port or if there is a shortage of the specified coal at the port because of, for example, problems with the transportation of coal. Recently, vessel demurrage costs have increased significantly due to higher demurrage rates being charged by vessel owners as well as longer vessel wait times due to low inventories at the ports resulting from shortfalls in rail shipments. Ocean freight rates, including vessel demurrage rates, have increased significantly due to strong global demand for shipping services and rising fuel costs. Rising ocean freight rates, other than vessel demurrage rates, have little direct impact on Elk Valley Coal because the customer generally pays the ocean freight (either directly or through higher negotiated coal prices). Rising ocean freight costs can have an adverse indirect effect on Elk Valley Coal’s competitiveness because it increases the overall cost of its products, which could make other suppliers that are geographically closer to the customer more attractive.
Approximately ten percent of coal shipments are eastbound and delivered to North American customers by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario. CPR handles Elk Valley Coal’s eastbound rail transportation under a contract that expires in December 2009.
Coal Sales Contracts
Elk Valley Coal sells substantially all of its coal pursuant to evergreen contracts or long-term supply agreements. Evergreen contracts allow for pricing of specified volumes of coal to be set annually and require one or two year’s notice of termination by either party. Long-term supply agreements provide for the purchase of specified volumes of coal each year for a specified number of years, but allow prices to be set annually. Historically, less than ten percent of Elk Valley Coal’s sales have been based on spot market prices, which is typical for the seaborne hard coking coal market. Coal is generally priced on an annual basis for the 12 month period that starts April 1, referred to as the coal year. In other cases, coal is priced on a calendar year basis or another 12 month period that differs from the typical coal year.
Evergreen contracts and long-term supply agreements have traditionally been used to reduce some of the risk associated with sales and production volumes by providing more certainty and stability of sales volumes from year to year. However, within the calendar year the timing of coal sales is largely dependent on customers as they determine when vessels are nominated to receive shipments and it is not unusual for some sales volume to be carried over from one coal year into the next. In recent years, the amount of this carryover has increased. A strategic priority for Elk Valley Coal is to negotiate contract volumes that are more consistent with each customer’s underlying buying patterns in order to improve predictability.
The usual terms of sale for seaborne coking coal result in customers taking title to coal once it is loaded onto vessels at the shipping port. Elk Valley Coal’s customers typically arrange and pay for ocean freight and off-loading from vessels at the destination port. In some cases, Elk Valley Coal pays these costs, selling the coal on terms such that title to the coal transfers at the shipping destination. Higher prices are negotiated for these sales to cover the ocean freight rates and the costs of ocean freight are reflected in transportation costs.
Elk Valley Coal — The Last Three Years
For a description of the price volatility and revenue impacts of the hard coking coal market in the previous three years please see the section titled “Description of the Business — Elk Valley Coal — Cyclical Nature of Seaborne Hard Coking Coal and Coal Markets” in this Annual Information Form and the section titled “2007 Compared with 2006 — Results of Operations — Revenues” in the Trust’s MD&A.

Capital Expenditures
The Trust’s investing activities included capital expenditures of $49 million in 2007. Capital expenditures were $29 million and $119 million in 2006 and 2005, respectively. Capital spending in 2007 and 2006 was for sustaining capital requirements and included a small amount of expansion capital expenditures carried over from projects largely completed in 2005. Expansion capital expenditures in 2005 of $80 million were related to the development of the Cheviot pit at the Cardinal River operations and additions to production capacity at the Fording River and Elkview operations. The remaining $39 million of total capital expenditures related to sustaining capital.
Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels, the determination of which requires the judgment of management. Investments in sustaining capital are required on an ongoing basis and the Trust expects them to be funded primarily by cash flows from operating activities. Sustaining capital expenditures may vary by a considerable amount in any given year depending on the requirements to replace truck and shovel fleets and other support equipment.
Capital expenditures not identified by management to be sustaining in nature are classified as expansion capital. These expenditures are generally made in order to increase the production capacity of existing operations and to develop or acquire new mineral bodies or new mines.
Please see the section titled “Liquidity and Capital Resources” in the Trust’s MD&A.
Coal Sales by Geographical Area
Elk Valley Coal currently has approximately 45 customers around the world. Most of its customers are integrated steel mills, the largest of which are located in Korea and Japan. A breakdown of sales revenue by geographic region is as follows:

Elk Valley Coal sales by region (%)	2007	2006	2005
Asia	45	45	45
Europe	33	35	34
North America	14	11	13
South America	8	9	8

Elk Valley Coal — Mines and Neptune Terminals
The following table sets forth the area, current production capacity, actual production and known reserve life of Elk Valley Coal’s mines:

										Known
										Reserve	Date of
		Nominal Production								Life(3)	Initial
		Capacity(2,5)				Production(2)				(years)	Operation
	Mined or
	to be								Percent
	Mined(1)	Mine		Plant		2007	2006	2005	Change(4)
Fording River	4,220	8.5		10.0		7.9	7.7	9.2	3%	27	1969
Elkview (6)	4,100	5.6		7.0		5.0	4.7	6.0	6%	47	1969
Greenhills (6)	2,200	5.0		5.0		4.1	4.2	5.0	(2%)	22	1981
Coal Mountain	950	2.7		3.5		2.1	2.0	2.3	5%	13	1975
Line Creek	1,150	2.2		3.5		2.4	2.3	2.6	4%	7	1981
Cardinal River	2,350	2.2		2.8		1.8	1.7	1.5	6%	23	1969

Total	14,970	26.2	(6)	31.8	(6)	23.3	22.6	26.7	3%	—	—

Notes:

(1)	Represents total hectares of coal lands where mining has occurred or is scheduled to occur. Numbers are rounded.

(2)	Million tonnes of saleable coal.

(3)	Years that reserves are projected to support mining are at 2007 production rates.

(4)	Percent change is for the production change from 2006 to 2007.

(5)	Production capacity is limited to approximately 25 million tonnes due to tire availability.

(6)
Values are 100% of capacity and include the NSC and POSCO combined five percent interest in Elkview LP and the 20% of Greenhills production which POSCO takes pursuant to POSCAN’s joint venture interest.

Please see the section titled “Nature of Operations — The Steel and Metallurgical Coal Industries — Operating the Business — Mining Coal” in the Trust’s MD&A
All of Elk Valley Coal’s operations are accountable for long-term, socially responsible environmental stewardship. This means avoiding or mitigating potential negative impacts during operations as well as ensuring reclamation occurs to return the land to a pre-mining end land use. All operations have been, and continue to be, subject to extensive environmental assessment processes, which include public and Aboriginal consultation.
By the end of 2008, all Elk Valley Coal operations are expected to be ISO 14001 certified. At present, Fording River operations, Greenhills operations and Coal Mountain operations are certified, and Line Creek operations, Cardinal River operations and Elkview operations are planned to be certified by year end.
During 2007, three of the operations were recognized for significant Environmental Awards in their respective provinces. Fording River operations received the 2006 Reclamation Award for outstanding Reclamation Achievement and the Elkview operations won the Citation for Outstanding Achievement for Reclamation at a Coal Mine in British Columbia. The Cardinal River operation was recognized for its mine reclamation work with the Major Reclamation Award from the Alberta Chamber of Resources and Alberta Environment.
For information on Elk Valley Coal’s asset retirement obligations please see the section titled Other Information Regarding the Trust — Environment, Health and Safety — Reclamation Activities and Asset Retirement Obligations in this Annual Information Form.

Fording River
The Fording River mine is located 29 kilometres northeast of Elkford, British Columbia. The mine was constructed in 1969 as a three million tonne per year operation and has been operated continuously since that time. It was contributed to Elk Valley Coal by Old Fording pursuant to the 2003 Arrangement. Coal produced at the Fording River mine is primarily metallurgical coal, although a very small amount of thermal coal is also produced. The majority of current production is derived from the Eagle Mountain pit.
Reclamation is integrated into the ongoing mining activities and is conducted continually on waste dumps and other disturbed sites. A total of 697 hectares of mined land has been reclaimed at Fording River to December 31, 2007, with 30 hectares being reclaimed during 2007.
The Fording River mine’s quality management system is in compliance with the ISO 9001 quality standard and its environmental management system is in compliance with the ISO 14001 environmental standard.
Elkview
The Elkview mine is located just outside Sparwood, British Columbia. The mine was constructed in 1969 by Kaiser Resources Ltd. and has been operating on a nearly continuous basis for over 35 years. The mine was operated by Kaiser Resources Ltd. until 1980 when it was sold to BC Coal Limited, a predecessor of Westar Mining Limited (“Westar”). The mine was purchased by Teck Cominco from the trustee in the bankruptcy of Westar in 1992 and has operated continuously since 1993. The Elkview mine was contributed to Elk Valley Coal by Teck Cominco pursuant to the 2003 Arrangement. Effective August 1, 2005, Elk Valley Coal contributed the Elkview mine to Elkview LP for a direct and indirect 95 percent partnership interest and subsidiaries of NSC and POSCO each acquired a 2.5 percent limited partnership interest by each contributing US$25 million. Please see the section titled “General Development of the Business — Three-Year History — Elkview LP” in this Annual Information Form.
Coal produced at the Elkview mine is primarily metallurgical coal of which approximately 15 percent is considered to be lower quality hard coking coal. The majority of current production is derived from seams in the area of the Baldy and Natal Ridge pits.
Reclamation is integrated into the ongoing mining activities and is conducted continually on waste dumps and other disturbed sites. A total of 971 hectares of mined land has been reclaimed at the Elkview mine to December 31, 2007. While reclamation work was ongoing during the year no areas were fully reclaimed during 2007.
The Elkview mine’s quality management system is in compliance with the ISO 9001 quality standards. Elkview anticipates that its environmental management system will be incompliance with the ISO 14001environmental standard by the end of 2008.
Greenhills
The Greenhills mine is located eight kilometres northeast of Elkford, British Columbia. The mine was constructed in the early 1980’s by BC Coal Limited, a predecessor of Westar. Old FCL purchased Westar’s 80 percent interest in the Greenhills mine from the trustee in bankruptcy of Westar in December 1992.
From 1993 to 2003, the Greenhills mine operated under a joint venture agreement (the “Greenhills Joint Venture Agreement”) among Old FCL and POSCAN, pursuant to which FCL had an 80 percent interest in the joint venture while POSCAN had a 20 percent interest. As part of the 2003 Arrangement, the 80 percent interest held by Old FCL was assigned to Elk Valley Coal. The mine equipment and coal preparation plant are owned by Elk Valley Coal and POSCAN in proportion to their respective joint venture interests. Elk Valley Coal and POSCAN bear all costs and expenses incurred in operating the mine in proportion to their respective joint venture interests. POSCAN, pursuant to a property rights grant, has a right to 20 percent of all of the coal mined at the Greenhills mine from certain defined lands until termination of the Greenhills Joint Venture Agreement on the earlier of the date the reserves on the defined lands have been depleted or March 31, 2015.
Coal mined at the Greenhills mine is primarily metallurgical coal, although a small amount of thermal coal is also produced. Production is derived from the Cougar reserve which is divided into two distinct pits, Cougar North and Cougar South.

Reclamation is integrated into the ongoing mining activities and is conducted continually on waste dumps and other disturbed sites. A total of 511 hectares of mined land has been reclaimed at the Greenhills mine to December 31, 2007, with 38 hectares being reclaimed during 2007.
The Greenhills mine’s quality management system is in compliance with the ISO 9001 quality standard and its environmental management system is in compliance with the ISO 14001 environmental standard.
Coal Mountain
The Coal Mountain mine is located 30 kilometres southeast of Sparwood, British Columbia. Old FCL purchased the mine in 1994 from Corbin Creek Resources Ltd. and contributed it to Elk Valley Coal at the time of the 2003 Arrangement. Corbin Creek Resources Ltd. acquired the mine in the early 1990’s from Esso Resources Canada Ltd. The Coal Mountain mine produces both metallurgical and thermal coal.
Reclamation is integrated into the ongoing mining activities and is conducted continually on waste dumps and other disturbed sites. A total of 105 hectares of mined land has been reclaimed at the Coal Mountain mine to December 31, 2007. While reclamation work was ongoing during the year no areas were fully reclaimed during 2007.
The Coal Mountain mine’s quality management system is in compliance with the ISO 9001 quality standard and its environmental management system is in compliance with the ISO 14001 environmental standard.
Line Creek
The Line Creek mine is located 22 kilometres north of Sparwood, British Columbia. The mine has operated continuously since its start up by Crowsnest Resources Limited in 1981. It was acquired by Manalta Coal Ltd. and subsequently acquired by the Luscar/CONSOL joint ventures in 1998 and was operated until 2003 when it was acquired by Fording Inc. and contributed to Elk Valley Coal pursuant to the 2003 Arrangement. The Line Creek mine produces both metallurgical and thermal coal.
Reclamation is integrated into the ongoing mining activities and is conducted continually on waste dumps and other disturbed sites. A total of 315 hectares of mined land has been reclaimed at the Line Creek mine to December 31, 2007, with eight hectares being reclaimed in 2007.
The Line Creek mine’s quality management system is in compliance with the ISO 9001 quality standard. Line Creek anticipates that its environmental management system will be incompliance with the ISO 14001environmental standard by the end of 2008.
Cardinal River
The Cardinal River mine is located 42 kilometres south of Hinton, Alberta and includes the Cheviot pit. The mine was owned by the Luscar/CONSOL joint ventures and their predecessors and has operated continuously since its start up in 1969. It was acquired by Fording Inc. and contributed to Elk Valley Coal pursuant to the 2003 Arrangement. The Cardinal River mine produces primarily metallurgical coal.
Pursuant to the 2003 Arrangement, Luscar and CONSOL each retain a net revenue royalty of 2.5 percent based on any coal mined after the effective date of the 2003 Arrangement from the Cheviot pit and certain other former Luscar properties.
Reclamation is integrated into the ongoing mining activities and is conducted continually on waste dumps and other disturbed sites. A total of 850 hectares of mined land has been reclaimed at the Cardinal River mine to December 31, 2007. While reclamation work was ongoing during the year no areas were fully reclaimed during 2007.
Production of Mines under Prior Ownership
Prior to being contributed to Elk Valley Coal pursuant to the 2003 Arrangement, the Elkview mine was operated by Teck Cominco and the Line Creek and Cardinal River mines were operated by Luscar.

Production at the Elkview mine was 5.5 million, 5.5 million and four million tonnes of coal for the years 2002, 2001 and 2000 respectively. Production at the Line Creek mine was three million, 2.8 million and 2.6 million tonnes of coal for the years 2002, 2001 and 2000 respectively. Production at the Cardinal River mine was 2.1 million, three million, and 2.7 million tonnes of coal for the years 2002, 2001 and 2000 respectively.
Neptune Terminals
Elk Valley Coal owns a 46 percent interest in Neptune Terminals, a corporation that owns and operates a multi-product bulk handling port facility located at North Vancouver, British Columbia. The shares of Neptune Terminals are owned by three of the facility’s users. Neptune Terminals has a long-term lease with the Vancouver Port Authority which expires on December 31, 2026. Shippers can access Neptune Terminal’s facilities from the CNR system and, through interconnection, from the CPR system. By agreement among the shareholders of Neptune Terminals, Elk Valley Coal and the other owners incur rates charged for the handling of coal and other products based on the actual costs allocated to the handling of each product.
Neptune Terminal’s shareholder agreement obligates Elk Valley Coal to Neptune Terminals for its respective interest in the facility’s outstanding bank indebtedness and asset retirement obligations. At December 31, 2007, the Trust’s share of these potential obligations was $16 million.
RESERVES AND RESOURCES
Estimates of mineral reserves and mineral resources of Elk Valley Coal as at December 31, 2007, have been prepared by Elk Valley Coal’s internal engineers and geologists in accordance with National Instrument 43-101 — Disclosure for Mineral Projects (“NI 43-101”), under the supervision of Mr. R. Pritchard, P.Eng., Elk Valley Coal’s Director, Engineering, and Mr. D. Mills, P.Geo., Elk Valley Coal’s Chief Geologist. Mr. Pritchard and Mr. Mills are “qualified persons” for the purposes of NI 43-101. Estimates are reviewed and updated periodically to reflect new data from mining experience, drilling results and analysis.
The Trust is subject to the provisions of NI 43-101 with respect to the manner in which it reports mineral reserves and mineral resources and it is also subject to United States securities laws. Accordingly, in this section, mineral reserves and mineral resources have been presented in tabular form in accordance with NI 43-101 and a paragraph has been included after each mineral reserve table reconciling such information for the purposes of SEC Guide 7.
Terminology
Effective December 30, 2005, NI 43-101 requires all disclosure of mineral resources and mineral reserves, including that of coal, to use the definitions and applicable mineral reserve and mineral resource categories prescribed by the Canadian Institute of Mining, Metallurgy and Petroleum, in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended (the “CIM Definition Standards”). In respect of coal, the Companion Policy to NI 43-101 provides that a qualified person estimating mineral resources or mineral reserves for coal may follow the guidelines of Paper 88-21 of the Geological Survey of Canada: A Standardized Coal Resource/Reserve Reporting System for Canada, as amended (“Paper 88-21”) but that the equivalent mineral resource and mineral reserve categories set out in the CIM Definition Standards should be used. Prior to 2006, the Trust reported its coal reserves and resources applying the definitions set out in Paper 88-21, and is now reporting all of its mineral reserves and mineral resources using the categories set out in the CIM Definition Standards.
The CIM Definition Standards definitions of “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are set out for reference in Part One of Appendix “C”.
Part Two of Appendix “C” contains the definitions ascribed by SEC Guide 7 to the terms “Reserve”, “Proven Reserves” and “Probable Reserves”, which are applicable to the reporting by the Trust of mineral reserves, including coal, when being reported on in accordance with SEC Guide 7. Unlike NI 43-101, SEC Guide 7 does not recognize the reporting of mineral deposits which do not meet the SEC Article 7 definition of “Reserve”.

Assumptions
Feasibility studies assume technological and economic conditions prevailing at the time the study is prepared. Coal reserves are coal quantities that are anticipated to be economically mineable, based on at least a preliminary feasibility study, including adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting that economic extraction can be justified. The price of metallurgical coal assumed in connection with the determination of coal reserves is approximately US$85 per tonne free on board (“FOB”) at Westshore Terminal’s Roberts Bank export terminal. Long term mine plans are constructed based on this economic criterion. From this planning process, pit limits and overburden waste spoil locations are determined and permitted. While minor amendments to these long term mine plans are typical and ongoing, the short term variations in coal pricing do not result in significant changes to long term mine plans or to coal reserves.
While mineral reserves are defined to include diluting materials and allowances for losses that may occur when material is mined, coal mineral reserves are reported in millions of metric tonnes of clean coal. Coal mineral resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors.
Third Party Reviews
In the fourth quarter of 2007, Marston Canada Inc. (“Marston") was contracted by Elk Valley Coal to conduct an independent review of reserve and resource determination procedures at the Fording River and Elkview operations. Marston’s work was supervised by Ted Minnes, P.E. and Independent Qualified Person and reviewed by Mr. R. Pritchard. After completing their work, Marston provided Elk Valley Coal with a final report that indicated that the procedures used at each operation are consistent with, or exceed, standard industry practice for surface coal mining operations.
As a follow up to this work, Marston was contracted to provide independent 43-101 technical reports on the reserves and resources at each of the Fording River and Elkview Operations during the first quarter of 2008. In addition, Norwest Corporation (“Norwest”) was contracted to provide an independent 43-101 technical report for the reserves and resources of the Greenhills operation in the first quarter of 2008. This work was supervised by Geoff Jordan, P.Geol., P.Geo., and Independent Qualified Person and reviewed by Mr. R. Pritchard.
In the first quarter of 2006, AMEC Americas Limited (“AMEC”) was contracted by Elk Valley Coal to conduct an independent review of the reserves and resources modeling methods and procedures. After completing this review, AMEC provided Elk Valley Coal with a final report which concluded that the geological computer models for Elk Valley Coal’s metallurgical coal mines should provide accurate reserve and resource values when used with the appropriate reporting software programs. AMEC also reported that the collection, storage, transfer interpretation and interpolation of the geological data is being handled using industry standard practices expected for these types of ore deposits.
Geological Setting and Mineralization
Elk Valley Area
Some of the oldest rock strata present are the Rundle Group limestones located on the west bank of the Fording River. They are in faulted contact with the Kootenay Group to the west and in uncomfortable contact with the Rocky Mountain Formation quartzites to the north. The Fernie Formation shales occur throughout the area, generally along the sides of the valleys on the lower flanks of the mountains. The Moose Mountain Member of the Morrissey Formation is known locally as the “basal sandstone” of the Kootenay Group. It is the prominent cliff-forming marker horizon in many locations. On the Fording River property, the Moose Mountain Member is in sharp contrast to the lowermost bed of the Mist Mountain Formation.
The coal fields in the Elk Valley region of British Columbia have supported coal mining for decades. Coal is contained within the sedimentary Mist Mountain Formation of the lower Cretaceous Kootenay Group. The Mist Mountain sediments were involved in the mountain building movements of the late Cretaceous to early Tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres. The major structural features are north-south trending synclines with near horizontal to steep westerly dipping thrust faults and a few high angle normal faults. This has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.

Over 13 coal seams are considered to be economic, consisting of medium to high volatile bituminous coal that is primarily of metallurgical quality, with minor amounts of thermal quality coal along the seam outcrops. They vary in thicknesses up to 15 metres and are generally overlain comfortably by strata of the Elk Formation. This formation is commonly a succession of sandstones, chert pebble conglomerates and random occurrences of very thin coal seams.
Cardinal River
The Cheviot pit is close to the western margin of the original sedimentary basin responsible for coal deposition. This strata has been subjected to deformation from tectonic forces, creating either complex faulted or folded anticlinal and synclinal structures or repeated sequences from low angle thrust faults. The coal bearing Luscar Group is of lower Cretaceous age and is marked at the base by the Cadomin Conglomerate, a resistant unit easily identified in outcrops. Overlying the Cadomin Conglomerate is the Gladstone Formation, dominated by shales and siltstones. It is the equivalent to the coal bearing Gething Formation found in north-eastern British Columbia. Above the Gladstone Formation is the Moosebar Formation, composed of marine shales, siltstones, carbonates and shaley coal horizons. The overlying Gates Formation is divided into three members; the Torrens (sandstones and Torrens coal marker), Grande Cache (siltstone, shales, coal) and Mountain Park (sandstone). Above the Gates Formation are the recessive marine shales of the Blackstone Formation. The Luscar Group of sediments in the Cheviot pit is exposed within a broad synclinal basin in which dominant low angle thrust faulting effectively repeats geologic successions throughout the property.
Elk Valley Coal — Reserves and Resources
All coal mineral reserves and mineral resources in the following tables are mineable using conventional open-pit mining methods.
Coal Proven and Probable Mineral Reserves
The following table sets forth Elk Valley Coal’s bituminous coal proven and probable mineral reserves as at December 31, 2007:

COAL MINERAL RESERVES(1,2)
As at December 31, 2007
(millions of tonnes)
				Ownership		Calorific	Sulphur %
Property	Proven	Probable	Total	(%)(3)		Value kJ/kg	(by wt.)
Fording River	110	106	217	L	100	32,600	0.62%
Greenhills	71	18	89	FS	100	32,600	0.62%
Coal Mountain	28	—	28	L	100	29,900	0.35%
Elkview	181	54	235	FS	100	32,200	0.38%
Line Creek	17	—	17	L	100	32,200	0.46%
Cardinal River	7	34	41	FS/L	5/95	32,700	0.38%
Total	416	211	627

Notes:

(1)
Coal mineral reserves are reported in millions of metric tonnes of clean coal. All of the coal mineral reserves reported in the table are bituminous coal. Coal mineral reserve numbers are exclusive of coal mineral resources and are rounded. Rounding may affect sub-totals.

(2)	See definitions in Appendix “C”.

(3)
Coal mineral reserves are reported exclusive of interests of third parties except at Greenhills where coal mineral reserves are reported inclusive of POSCAN’s interest and at Elkview where coal mineral resources are reported inclusive of NSC’s and POSCAN’s interests. For a description of POSCAN’s interest in the Greenhills mine, see “Description of the Business — Elk Valley Coal — Mines and Neptune Terminals — Greenhills”. For a description of NSC’s and POSCAN’s interests in the Elkview mine, see “Description of the Business — Elk Valley Coal — Mines and Neptune Terminals — Elkview”. Ownership of the coal mineral reserves is described as “FS” for fee simple or “L” for leasehold. If the coal mineral reserves are not entirely fee simple or not entirely leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holdings is presented as FS%/L%.

Had these proven and probable mineral reserves noted in the preceding table been estimated in accordance with SEC Guide 7, they would have been the same as those estimated in accordance with NI 43-101 as presented in the above table. Elk Valley Coal has obtained or has a reasonable expectation that it will be able to obtain all necessary material and non-routine permits and licenses required to mine the mineral reserves attributed to the above noted mines. For information as to how Elk Valley Coal holds its interest in the lands in which coal mineral reserves are situated, see “Reserves and Resources — Exploration and Development Activities — Real Property”.
Elk Valley Coal has sufficient surface rights for mining operations, as well as the availability of power, water, mining personnel, potential tailings storage areas and potential waste disposal areas.
Coal Measured and Indicated Resources
The following table sets forth Elk Valley Coal’s bituminous coal mineral resources as at December 31, 2007:

COAL MINERAL RESOURCES(1,2)
As at December 31, 2007
(millions of tonnes)
						Calorific	Sulphur %
Property	Measured	Indicated	Total	Ownership(3)		Value kJ/kg	(by wt.)
Fording River	318	874	1192	L	100%	30,200	0.62%
Greenhills	5	297	303	FS	100%	30,200	0.62%
Coal Mountain	80	38	118	L	100%	28,600	0.35%
Elkview	443	136	580	FS	100%	30,200	0.38%
Line Creek	429	376	805	L	100%	30,200	0.46%
Cardinal River	113	8	121	FS/L	5/95	30,200	0.38%
Other(4)	604	747	1351	L	100%	30,200	0.60%
Total	1,992	2,477	4,469

Notes:

(1)
Coal mineral resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. All of the coal mineral resources reported in the table are bituminous coal. Coal mineral resource numbers are rounded. Coal mineral reserves are not included in coal mineral resources. Coal mineral resources do not have demonstrated economic viability.

(2)	See definitions in Appendix “C”.

(3)
Coal mineral resources are reported exclusive of interests of third parties except at Greenhills where coal mineral resources are reported inclusive of POSCAN’s interest and at Elkview where coal mineral resources are reported inclusive of NSC’s and POSCAN’s interests. For a description of POSCAN’s interest in the Greenhills mine, see “Description of the Business — Elk Valley Coal — Mines and Neptune Terminals — Greenhills”. For a description of NSC’s and POSCAN’s interests in the Elkview mine, see “Description of the Business — Elk Valley Coal — Mines and Neptune Terminals — Elkview”. Ownership of the coal mineral resources is described as “FS” for fee simple holdings or “L” for leasehold holdings. If the coal mineral resources are not entirely fee simple or not entirely leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holdings is presented as FS%/L%.

(4)	“Other” includes non-operating coal properties, such as Elco, Mt. Duke, Wheeler and Quintette.
Although the terms “measured mineral resources” and “indicated mineral resources” are recognized by NI 43-101, they are not recognized by the United States Securities and Exchange Commission. Investors should not assume that all or any part of the mineral deposits identified as “measured resources” or “indicated resources” will ever be classified as coal mineral reserves or as “Reserves” as defined in SEC Guide 7. SEC Guide 7 only permits the quantification of coal deposits in public reports that meet the definition of “Reserves” as set out in the guide. However, NI 43-101 permits the quantification of coal mineral resources in disclosure documents and the Trust has elected to include such information in this document.

Inferred Coal Mineral Resources
The following table sets forth Elk Valley Coal’s bituminous coal inferred mineral resources as at December 31, 2007:

INFERRED COAL MINERAL RESOURCES(1,2)
As at December 31, 2007 (millions of tonnes)
Property	Inferred Resources
Fording River	1255
Greenhills	669
Coal Mountain	15
Elkview	119
Line Creek	504
Cardinal River	1
Other(3)	810
Total	3,375

Notes:

(1)
Coal mineral resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Coal mineral resources are reported exclusive of interests of third parties except at Greenhills where coal mineral resources are reported inclusive of POSCAN’s interest and at Elkview where coal mineral resources are reported inclusive of NSC’s and POSCAN’s interests. For a description of POSCAN’s interest in the Greenhills mine, see “Description of the Business — Elk Valley Coal — Mines and Neptune Terminals — Greenhills”. For a description of NSC’s and POSCAN’s interests in the Elkview mine, see “Description of the Business — Elk Valley Coal — Mines and Neptune Terminals — Elkview”. Inferred coal mineral resource numbers are rounded. Coal mineral resources do not have demonstrated economic viability. All of the inferred coal mineral resources reported in the table are bituminous coal.

(2)	See definition in Appendix “C”.

(3)	“Other” includes non-operating coal properties, such as Elco, Mt Duke, Wheeler, and Quintette.
Although the term “inferred mineral resource” is recognized by NI 43-101, it is not recognized by the United States Securities and Exchange Commission.
“Inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. Investors should not assume that all or any part of an inferred coal mineral resource exists or will ever be upgraded to a higher category or be economically or legally mineable. SEC Guide 7 only permits the quantification of coal deposits in public reports that meet the definition of “Reserves”. However, NI 43-101 permits the quantification of inferred coal mineral resources in disclosure documents and the Trust has elected to include such information in this document.

Changes in Mineral Reserves and Mineral Resources
The following table sets forth the changes in Elk Valley Coal’s coal mineral reserves and mineral resources during 2007. The changes are categorized as “production”, “additions” or “deletions” to coal mineral reserves and mineral resources as at December 31, 2007:

CHANGES IN MINERAL RESERVES AND MINERAL RESOURCES – COAL(1,2)
(millions of tonnes)
	Mineral Reserves			Mineral Resources
	Proven	Probable	Total	Measured	Indicated	Total	Inferred

December 31, 2006	463	201	664	2,144	1,294	3,438	4,178
Additions(3,4)	—	10	10	284	1,183	1,467	210
Production(4)	23	—	23	—	—	—	—
Deletions(3,4)	25	—	25	436	—	436	1,012
December 31, 2007	415	211	627	1,992	2,477	4,469	3,375

Notes:

(1)
Coal mineral reserves are reported in millions of metric tonnes of clean coal. Coal mineral reserve numbers are rounded and are exclusive of coal mineral resources. Coal mineral resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Coal mineral reserves and resources are reported exclusive of interests of third parties except at Greenhills where coal mineral reserves and resources are reported inclusive of POSCAN’s interest and at Elkview where coal mineral resources are reported inclusive of NSC’s and POSCAN’s interests. For a description of POSCAN’s interest in the Greenhills mine, see “Description of the Business — Elk Valley Coal — Mines and Neptune Terminals — Greenhills”. For a description of NSC’s and POSCAN’s interests in the Elkview mine, see “Description of the Business — Elk Valley Coal — Mines and Neptune Terminals — Elkview”. Coal mineral resource numbers are rounded. Coal mineral reserves are not included in coal mineral resources. Coal mineral resources do not have demonstrated economic viability. All of the coal mineral reserves and mineral resources reported in the table are bituminous coal.

(2)	See definitions in Appendix “C”.

(3)	Significant changes to coal mineral reserves include:
Fording River: net loss of 2.7 million tonnes coal (design and geology changes)
Coal Mountain:net gain of 4.3 million tonnes coal (design and geology updates, yield parameters)
Cardinal River:net loss of 13.5 million tonnes coal (new pit designs and updated coal seam recoveries)
Significant changes to coal mineral resources include:
Other: transfer from inferred resources of 465 million tonnes in situ to measured and indicated resources (Quintette, Mt Duke)
Line Creek: addition of 566 million tonnes in situ to measured and indicated resources (drilling updates)
(4)	Tonnage below 500,000 tonnes is shown as “-”.
Exploration and Development Activities
In 2007, Elk Valley Coal spent approximately $6.6 million on the exploration of areas outside of its active mining areas. These activities were directed at refining mine plans to best exploit resources scheduled for future development. In addition, a substantial amount of routine drilling was undertaken in pit as part of normal operations.
Drilling activity in 2007 totalled 84,700 metres for exploration, development and production planning purposes. All drilling, logging and sampling activities were conducted under a combination of ISO quality standards, the material testing standards established by the American Society for Testing Materials and Elk Valley Coal’s internal standards.
Of the total metres drilled, 37,800 metres represented drilling conducted at all minesites within current pit boundaries for short to medium range planning purposes. The remaining 49,900 metres represented drilling as part of programs conducted by Line Creek, Fording River and Coal Mountain operations on coal lands adjacent to those operations. The drilling provided additional information about the quantity and quality of coal resources that may be available to extend the life of the Line Creek and Fording River operations. Further drilling programs are planned for 2008.

Real Property
The following chart lists the coal rights held by Elk Valley Coal as at December 31, 2007:

Mineral Holdings(1)		Crown Lease
(thousand hectares)	Fee Simple	and License	Total
Coal
British Columbia	39	68	107
Alberta	1	39	40
All Mines and Minerals except Petroleum & Natural Gas British Columbia	10	—	10
Total	50	107	157

Note:

(1)	Numbers have been rounded.
In British Columbia, coal licenses are issued for one-year terms and have an initial cost of seven dollars per hectare, increasing by five dollars per hectare every five years to a maximum of $30 per hectare. Elk Valley Coal currently pays license fees ranging from seven dollars to $30 per hectare. Coal leases are granted for periods of 30 years and have an annual cost of ten dollars per hectare. In Alberta, Crown leases are granted by the provincial government and are generally issued for 15 years. Annual lease rentals are approximately $3.50 per hectare. In the past, renewals of these licences and leases have generally been granted although there can be no assurance that this will continue in the future.
Five of Elk Valley Coal’s six coal mines operate in British Columbia and are therefore subject to British Columbia mineral taxes. British Columbia mineral tax is a two-tier tax with a minimum rate of two percent and a maximum rate of 13 percent. A minimum tax of two percent applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13 percent applies to cash flows after taking available deductions for capital expenditures and other permitted deductions. Alberta Crown royalties are assessed on a similar basis, at rates of one percent and 13 percent, and apply to Elk Valley Coal’s Cardinal River operations.
RISK FACTORS
For a further description of risk factors related to the Trust and its subsidiaries please see the section titled “Key Risks and Uncertainties” in the Trust’s MD&A.
Risks Relating to the Trust
Set forth below is a summary of some of the material risks and uncertainties that could affect the Trust, its future results, the amount of cash available for distribution to Unitholders and the nature of the Trust itself. Unitholders and potential investors should carefully review and consider the risk factors set forth below as well as the other information contained in the documents forming the Trust’s public disclosure record before making an investment decision.
Cash Distributions to Unitholders are Dependent on Fording LP
Cash available for distribution generally refers to the net cash received by the Trust that is available for payment to Unitholders on a quarterly basis. The Trust is dependent upon Fording LP’s 60 percent interest in the operations and assets of Elk Valley Coal to generate cash for distribution.
Although the Trust intends to distribute the net income earned from Fording LP, there is no assurance regarding the amounts of cash to be generated by Fording LP, and therefore the amount of cash available for distribution. The actual amount distributed in respect of the Units will depend on a variety of factors such as coal prices, sales volumes, profitability, the level of sustaining capital expenditures, credit agreements and other factors that may be beyond the control of Fording LP, or the Trust. In the event significant sustaining capital expenditures are required, coal prices and/or sales volumes decline, or the profitability of Elk Valley Coal declines, there would be a decrease in the amount of cash available for distribution and such decrease could be material.

The Trust’s distribution policy is contained in the Declaration of Trust and certain aspects of the policy are subject to change at the discretion of the Trustees. The recourse of Unitholders who disagree with any change in policy is limited and could require such Unitholders to seek to replace the Trustees.
Credit Facilities
The existing credit facility contains covenants that require the Trust to meet certain financial tests and that restrict, among other things, the ability to incur additional debt, dispose of assets or pay distributions in certain circumstances. These restrictions may limit the Trust from making distributions to Unitholders.
Interest Rate and other Factors Affecting Yield
One of the factors that may influence the price of the Units in the public trading markets is the expected annual yield on the Units as compared with the annual yield on other financial instruments. An increase in market interest rates may lead potential purchasers of Units to demand a higher annual yield, which could adversely affect the market price of the Units. Annual yield and therefore the price of Units in the public trading markets may also be affected by short-term supply and demand factors for income trust products generally. A material increase in interest rates on financial instruments could be expected to result in an increase in the required yield on the Units and such increase could result in a decrease in the trading price of Units and such decline could be material.
Income Tax
As a result of changes in tax legislation that will subject it to corporate income taxes beginning in 2011, the Trust recorded a long-term future tax liability of $71 million in 2007 with a corresponding non-cash charge to income tax expense. The future tax liability is based on estimated gross temporary differences of approximately $253 million that are expected to reverse after 2010, which, using an effective tax rate of 28 percent, results in a future tax liability of $71 million at December 31, 2007. The temporary differences relate primarily to the difference between the net book value of the Trust’s capital assets for accounting purposes and their tax basis. The estimates of temporary differences and the timing of their reversal after 2010 are complex and require significant judgment by management. These estimates may change in the future and the future tax liability and income tax expense may fluctuate as a result of changes in these estimates. Additionally, there is no assurance that Canadian federal income tax laws or the current treatment of mutual funds trusts will not be further changed in a manner that affects Unitholders and the market value of the Units in a material adverse way.
The Declaration of Trust provides that, in the event that the aggregate of the taxable income of the Trust, including taxable capital gains, if any, and the non-taxable portion of the capital gains, if any, exceeds distributions otherwise made payable in the year, the amount of such excess will become payable to the Unitholders on December 31 and will be paid to the Unitholders in the following year. This may result in income distributed to Unitholders exceeding cash available for distribution. In such case, the Declaration of Trust provides that additional Units may be distributed to Unitholders in lieu of cash distributions. A consolidation of Units would occur immediately after such a distribution. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their Canadian federal taxable income, in circumstances where they do not directly receive a cash distribution.
Nature of Units
The Units should not be considered debt instruments as, among other things, distributions on the Units are not fixed nor can such distributions be enforced by Unitholders prior to being declared payable by the Trustees or otherwise becoming payable under the Declaration of Trust. Further, no principal amount is owing to Unitholders in respect of the Units.
The Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in Fording LP’s businesses or Elk Valley Coal and should not be viewed by investors as such. As holders of Units, Unitholders do not have all of the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The Units represent a fractional interest in the Trust. The Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Preservation of Status as a Mutual Fund Trust
The Declaration of Trust contains provisions intended to preserve the Trust’s status as a mutual fund trust for purposes of the Tax Act. Certain of these provisions grant broad powers to the Trustees to monitor the Trust’s status as a mutual fund trust and to take action to protect such status if, in the discretion of the Trustees, such action is necessary. The market price of the Units could decline in the event that the Trustees elect to undertake any action to protect the Trust’s status as a mutual fund trust and any such decline could be material.
Pursuant to the reorganization effective January 1, 2007, the Trust was converted into a royalty trust so as to qualify for the exemption from the Non-Resident ownership restrictions available to such entities. There is a risk that the provisions of the Tax Act will be amended in such a manner that the royalty trust structure will not be exempt from the Non-Resident ownership restriction. In such event, the Trust might have to take steps to limit Non-Resident ownership of the Units that could adversely affect the value of such securities.
If the Trust ceases to qualify as a “mutual fund trust” under the Tax Act, it is possible that the Units would cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds. Furthermore, as the Units would then constitute “taxable Canadian property” for the purpose of the Tax Act, Non-Resident Unitholders would then be subject to tax under the Tax Act (in the absence of relief under any applicable tax treaty or convention) on any capital gains realized on the disposition (or deemed disposition) of such Units.
Redemption Right
Registered Unitholders are entitled to require the Trust to redeem their Units in accordance with the terms of the Declaration of Trust, which may be at a value less than market price. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment in the Units. Cash redemptions are subject to limitations set out in the Declaration of Trust. In certain circumstances, securities of the Trust’s subsidiaries or the Trust may be distributed to Unitholders in connection with redemption as opposed to cash. Such securities may not be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit-sharing plans and registered retirement income funds, depending upon the circumstances at the time and will not be listed on any stock exchange and no established market is expected to develop for them.
Distribution of Securities on Redemption or Termination of the Trust
Upon redemption of Units or termination of the Trust, the Trustees may distribute other securities of the Trust or the Trust’s subsidiaries directly to the Unitholders, subject to obtaining any required regulatory approvals. Other securities of the Trust or the Trust’s subsidiaries distributed in this manner may not be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit-sharing plans and registered retirement income funds, depending upon the circumstances at the time. Such securities will not be listed on any stock exchange and no established market is expected to develop for them.
Limited Likelihood of Unitholder Liability
The Declaration of Trust states that no Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and that in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder’s fractional interest in the Trust’s assets.
Further, effective July 1, 2004, the Income Trust Liability Act (Alberta) was enacted to create a statutory limitation on the liability of unitholders of Alberta income trusts. The legislation provides that a Unitholder will not, as beneficiary, be liable for any act, default, obligation or liability of the Trust or any of its Trustees incurred after the legislation came into force.

However, the legislation has not been judicially considered and it is possible that reliance by a Unitholder on the legislation or similar legislation enacted by other jurisdictions could be successfully challenged on jurisdictional or other grounds. Thus there remains a risk which the Trustees’ legal advisors consider remote, that in limited circumstances, a Unitholder could be held personally liable, despite the Declaration of Trust, for obligations of the Trust to the extent that claims against the Trust are not satisfied out of the assets of the Trust.
Additional Units
The Declaration of Trust authorizes the Trustees to issue an unlimited number of Units for the consideration, and on terms and conditions established by the Trustees, without the approval of Unitholders. If the Trustees make a decision to issue additional Units, existing Unitholders may suffer significant dilution and cash available for distribution per Unit could decline.
Capital Investment
The timing and amount of capital expenditures incurred by Elk Valley Coal will directly affect the amount of cash available to the Trust for distribution to Unitholders. Distributions may be reduced, or even eliminated at times when significant capital expenditures are incurred or other unusual expenditures are made.
Unfunded Liabilities
Elk Valley Coal has a number of unfunded liabilities, including pension, other post-retirement benefit and asset retirement obligations. Funding of these obligations in the future may have a significant and negative impact on cash available for distribution.
Forward-Looking Information May Prove Inaccurate
Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
Additional information on the risks, assumptions and uncertainties is found on page 1 of this Annual Information Form under the heading “Forward-Looking Information Advisory”.
Risks Relating to Fording LP and its Interest in Elk Valley Coal
The Trust’s financial performance is primarily dependent upon the operations and assets of Fording LP and, in particular, Fording LP’s interest in Elk Valley Coal. Accordingly, Unitholders are exposed to all of the risks to which the Trust is exposed, and to the risks to which Fording LP and Elk Valley Coal are exposed. Risks to which Fording LP and Elk Valley Coal are exposed include, but are not limited to, the following:
Restrictions on Potential Growth
The payout by Fording LP of all of its available cash to the Trust could mean that capital expenditures to expand operations or to exploit reserves and resources could only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the business of Fording LP and, over time, have a material adverse effect on the amount of cash available for distribution.
Market Risks — Oversupply of Coking Coal
The prices for coking coal and, in particular, hard coking coal have a significant impact on Elk Valley Coal’s profitability, and are dependent on the supply/demand balance for coking coal and, to a lesser degree, the economic conditions of the markets into which the coal is sold. Were significant new sources of supply to be developed, this supply/demand balance could be altered. In the past, there have been periods of oversupply of coking coal in the market, which have resulted in price decreases. An oversupply of coking coal in world markets or a general downturn in the economies of any of Elk Valley Coal’s significant markets could have a material adverse effect on the profitability of Fording LP and, accordingly, the amount of cash available for distribution.

Market Risks — Competitiveness
While Elk Valley Coal’s mining costs are competitive on a global basis, its transportation costs are significantly higher than its primary competitors located in Australia. Substantially all of Elk Valley Coal’s product is transported relatively long distances to ports in or near Vancouver and to customers in eastern North America. In addition, Elk Valley Coal is captive to one rail carrier at each of its mines and relies upon these rail carriers and two terminal facilities for substantially all of the transportation and loading of its metallurgical coal. There are no cost-effective alternatives to these providers, certainly in the near term. Over 90 percent of its product is transported by the CPR, and in the absence of competition, Elk Valley Coal is exposed to the higher pricing that results from the railway’s market power. This dependency limits the control that Elk Valley Coal can exercise over a major cost component and makes it particularly vulnerable to coal price decreases which could have a material adverse effect on the profitability of Fording LP and, accordingly, the amount of cash available for distribution.
Conflicts of Interest
The Trust and its Unitholders are dependent upon Teck Cominco, and its subsidiary Teck GP as managing partner of Elk Valley Coal, to manage the business and affairs of Elk Valley Coal. There is a risk to the Trust should any conflict arise between the Trust, Elk Valley Coal, Teck Cominco and Teck GP. In the event that Teck Cominco or Teck GP do not fulfill their obligations under the terms of the EVC Partnership Agreement or fail to manage the business and affairs of Elk Valley Coal in a prudent manner, or should conflicts of interest arise, there could be adverse affects on the amount of cash available for distribution to Unitholders.
Operational Risks
Profitability and, therefore, funds available to the Trust for distribution to Unitholders, are affected by the cost of product sold and transportation and other costs, product quality and taxation. Should any of these costs increase significantly in circumstances where these costs cannot otherwise be offset, the amount of cash available for distribution to Unitholders could decrease and such decrease could be material.
Shortage of Mining Equipment and Supplies
The recent growth in global mining activities has created a demand for mining equipment and related supplies that outpaces supply. For example, Elk Valley Coal has been advised by its suppliers that tires will be allocated based on the previous year’s purchases among their customers due to a global shortage of haulage truck tires. The Trust anticipates this tire shortage will continue into 2009.
As a result, operations could be adversely affected if Elk Valley Coal encounters difficulties obtaining equipment, tires and other supplies on a timely basis. In the event that Elk Valley Coal was unable to secure required mining equipment on a timely basis, expansion activities, production, productivity and costs could be negatively affected, materially reducing the amount of cash available for distribution.
Coal Transportation
The majority of coal that is produced by Elk Valley Coal is exported outside of North America, and Elk Valley Coal’s mines are located more than 1,100 kilometers from seaports. Accordingly, operations are highly dependent on both rail and port services. As a result, a significant portion of total transportation costs are attributable to rail and port costs, which includes demurrage charges for vessel waiting times. A substantial portion of coal production from Elk Valley Coal is transported to port facilities by CPR, and to a lesser extent CNR, and loaded on to vessels at either Westshore Terminals or Neptune Terminals. Severe weather such as high winds and heavy snowfalls, contractual disputes, rail and port capacity issues, prolonged labour stoppages, availability of vessels or other factors that prevent the railways or terminals from providing their services can seriously impact Elk Valley Coal and Fording LP’s financial results, and therefore, cash available for distribution to Unitholders.

The Steel Industry
Substantially all of the coal that Elk Valley Coal produces is coking coal which is sold to steel producers. The steel industry’s demand for coking coal is affected by a number of factors including the cyclical nature of that industry’s business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminium, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for coking coal, which would have a material adverse effect upon the Trust and the cash available for distribution to Unitholders. Similarly, if less expensive coals could be used in substitution for hard coking coal in the integrated steel mill process, the demand for hard coking coal would materially decrease, which would also materially and adversely affect the cash available for distribution to Unitholders.
Foreign Currency Exchange
Coal sales are customarily transacted around the world in U.S. dollars. Exchange rate movements can have a significant impact on the Trust’s financial results and cash flows since substantially all of Elk Valley Coal’s operating costs are incurred in Canadian dollars while its revenues from coal sales are denominated in U.S. dollars. Further increases in the value of the Canadian dollar relative to the U.S. dollar, in the absence of increases in U.S. dollar prices or decreases in costs, would reduce Elk Valley Coal’s margins and profitability. Changes in the U.S./Australian dollar exchange rate also expose Elk Valley Coal to risk. If the Canadian dollar were to strengthen against the U.S. dollar at the same time that the Australian dollar weakens against the U.S. dollar, Elk Valley Coal’s principal competitors in Australia would have a marked advantage, which, combined with their significant transportation cost advantage, could allow them to profitability price their coal at U.S. dollar prices that are not profitable or sustainable for Elk Valley Coal.
In addition, the Trust uses foreign exchange forward contracts to fix the rate of conversion to Canadian dollars on its share of U.S. dollar-denominated cash flows for the current coal year. Beyond the current coal year, the Trust is exposed to potential further strengthening of the Canadian dollar relative to the U.S. dollar.
Please see the section titled “Key Risks and Uncertainties — Market Risks — Foreign Currency Exchange” in the Trust’s MD&A for a further description of the foreign current exchange issues.
Derivative Instruments
From time to time, Elk Valley Coal and Fording LP may employ foreign exchange forward contracts, interest rate swap agreements and other derivative instruments to fix exposure to specific financial risks. While forward currency exchange contracts can provide protection from certain fluctuations in currencies and realized selling prices, they will correspondingly limit the ability of Elk Valley Coal and Fording LP to capitalize on favourable changes in the factors that have been fixed by these instruments. In a period of volatile economic conditions, these derivative instruments may reduce or increase profitability relative to what would have been realized in the absence of the derivative instruments and relative to competitors who have fixed their risk exposure to a different degree or are unhedged.
Dependence on Major Customers
The seaborne metallurgical coal industry is characterized by a relatively small number of customers worldwide, many of whom have long-standing relationships with Elk Valley Coal. For example, sales to the largest four customers accounted for 45 percent of Elk Valley Coal’s revenue in 2007. A loss of, or a significant reduction in, purchases by any of its largest customers could have a material adverse effect on Elk Valley Coal’s and Fording LP’s revenues and the amount of cash available for distribution to Unitholders.
Labour and Personnel
Five of Elk Valley Coal’s six mines are unionized. Rail carriers and port facilities on which Elk Valley Coal is dependent to deliver coal to its customers are also unionized. Strikes, lockouts or other work stoppages or slow-downs involving Elk Valley Coal’s unionized employees or those of its key service suppliers could have a material adverse effect upon Elk Valley Coal’s and Fording LP’s revenues and the cash available for distribution to Unitholders. Western Canada has been experiencing an economic boom and Elk Valley Coal operates in a very tight market. The availability of employees and contractors has been constrained and there is strong demand for the skills possessed by Elk Valley Coal’s employees, particularly by oil sands developments.

In addition, the success of the Trust will be dependent in large measure on the services of a number of key officers and executives of the Trust, Fording LP and Elk Valley Coal. The availability of qualified management personnel, technically skilled individuals and trained operators is becoming more restricted given the competition for personnel in British Columbia and Alberta in the mining and energy sectors. The loss of such key personnel and the inability to replace them with people of similar experience and capabilities could have a material adverse effect on the financial condition or results of operations of Elk Valley Coal and Fording LP, which, in turn, would reduce the amount of cash available to the Trust for distribution to Unitholders.
Risks Inherent in the Mining Industry
Mining operations are subject to conditions that are beyond the control of management that can delay coal production, delivery or increase the cost of mining. These conditions include natural disasters, unexpected equipment repairs or replacements, unusual geological formations, environmental hazards, industrial accidents and inclement or hazardous weather conditions. Such conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. In this regard, Elk Valley Coal maintains insurance against risks that are typical in the mining industry. In addition, Elk Valley Coal has insured its physical assets on a replacement cost basis and purchased business interruption insurance and liability insurance at levels it believes to be reasonable. However, there is no guarantee that the insurance coverage will be adequate in all cases.
Insurance against certain risks, including liabilities for environmental damage, is not available at reasonable economic rates to Elk Valley Coal or others in the mining industry. Accordingly, in the event that Elk Valley Coal incurs significant liability in connection with environmental damage, such liability may have to be satisfied with cash that would otherwise be available for distribution to Unitholders.
Reserves and Resources
Disclosed reserves and resources should not be interpreted as assurances of mine life or of the profitability of current or future operations. Actual production, recovery, revenues and expenditures for the reserve properties will vary from estimates and these variations could be material.
While the estimates of the reserves and resources of Elk Valley Coal have been prepared in accordance with industry standards and applicable law based on information which management believes to be reliable, there are numerous uncertainties inherent in the estimation of mineral reserves and resources. For example, the estimation of reserves and resources involves a determination of economic recovery of minerals that are in the ground, which in turn requires that assumptions be made regarding their future price and the cost of recovery, as well as other factors that are beyond the control of Elk Valley Coal. For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of such reserves, may vary materially from estimates. The estimates of reserves and resources therefore may not accurately reflect actual reserves and resources of Elk Valley Coal.
The Trust’s profitability will depend substantially on Elk Valley Coal’s ability to mine coal deposits that have the geological characteristics that enable them to be mined at competitive costs. Replacement deposits may not be available when required or may not be capable of being mined at costs comparable to those of the depleting mines. Elk Valley Coal will seek to replace its economic mineral holdings through exploration and development of currently owned properties and the acquisition of properties from third parties. However, management may not be able to fully assess the geological characteristics of any properties that Elk Valley Coal acquires until after the acquisition, which may adversely affect the profitability and financial condition of Fording LP.
Elk Valley Coal has extensive coal properties that are undeveloped. Authorization from federal and/or provincial governments will be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation. Accordingly, there can be no assurance that Elk Valley Coal will be able to obtain the necessary authorizations to develop resource properties in the future and this may negatively affect the ability of the Trust to make future distributions to Unitholders.

Sales to Foreign Countries
Elk Valley Coal operates in Canada and sells its products to customers located around the world. Sales to customers in foreign countries result in added risks and uncertainties due to the different economic, political and cultural environments of those countries. Some of these risks include the potential for nationalization of foreign enterprises, expropriation of assets without adequate compensation, social unrest, political uprisings, trade barriers, capital flow controls and material changes in taxation and other applicable legislation.
Risks Related to Government Regulations
Government authorities regulate the mining industry to a significant degree, in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, reclamation and restoration of mining properties and the discharge of materials into the environment. Such regulation can have a significant effect on Elk Valley Coal’s costs of production and competitive position.
Greenhouse Gases
There is increasing public concern and regulation in respect of the environmental impact of carbon dioxide and other greenhouse gases. Elk Valley Coal’s mining operations produce significant quantities of greenhouse gases and operate in federal and provincial jurisdictions that are currently contemplating or enacting regulations to reduce or limit the production of these gases. Large quantities of fossil fuels are consumed by the equipment and coal processing plants at the mine sites. In addition, Elk Valley Coal is dependent upon rail transportation to the ports in Vancouver or to eastern North America. The locomotives used to haul Elk Valley Coal’s products also produce greenhouse gases. It is unknown at this time what the full impact of new regulations will be on Elk Valley Coal’s business, but the likely effect will be to increase its costs for fuel, energy and transportation.
The current lack of clarity regarding these climate change initiatives creates uncertainty and risk for Elk Valley Coal as it attempts to execute its business plan. In February 2008, the Provincial Government of British Columbia announced that it intends to impose carbon taxes on fuel beginning in July 2008. British Columbia is also currently contemplating ‘cap and trade’ legislation. Additionally, on March 10, 2008, the Federal Government of Canada released its regulatory framework for federal regulation of greenhouse gas emissions. Both federal and provincial regulatory actions will impose additional costs on Elk Valley Coal in the future. Due to the fact that these mechanisms have not yet been fully developed, it is difficult to accurately assess the magnitude of these costs.
The coal products sold by Elk Valley Coal also produce greenhouse gases as they are consumed in the steel making process. The integrated steel mills that purchase Elk Valley Coal’s products are facing increasing social and political pressure to reduce their greenhouse gas emissions. This may lead to the development of alternative steel-making technologies that are not dependent upon the use of metallurgical coal, although the timeframe for this change is expected to be relatively long due to the large capital investments required and the current lack of proven, cost-effective alternative technologies.
Please see the section titled “Key Risks and Uncertainties — Regulatory Risks — Climate Change” in the Trust’s MD&A for a further description of the climate change issues.
Selenium
Selenium is a naturally occurring metalloid. In trace amounts selenium is required for life processes. However, selenium has been shown in high concentrations and under certain conditions to be toxic to certain types of aquatic life. The mining process accelerates the release of selenium to the environment.
The areas in which Elk Valley Coal operates have a long history of mining. Downstream of Elk Valley Coal’s mine sites levels of selenium are elevated above background levels and federal and provincial standards for the protection of aquatic life. Although current selenium levels in soil and water have not been shown to pose a threat to humans or other mammals, some minor effects to egg laying aquatic birds have been noted. However, these effects have not resulted in impacts to the local populations.

Elk Valley Coal is a key participant in provincial, federal and international task forces tasked with conducting research into selenium mobilization and effects. Investigative studies continue to be conducted to determine possible effects on other birds, amphibians and fish species and on the cost and effectiveness of treatment methods, if they were to become necessary. Should treatment become necessary to manage selenium levels in the future the cost to Elk Valley Coal could have a material adverse effect upon the cash available to the Trust for distribution to Unitholders.
Permits and Permitting Process
Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. Also, private individuals, the public at large and Aboriginal peoples possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts, if they will be materially impacted by Elk Valley Coal’s operations. Accordingly, new permits required by Elk Valley Coal to fully develop properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict the ability of Elk Valley Coal to conduct mining operations or to do so profitably.
Accuracy of Liability Accruals
Elk Valley Coal is subject to future liabilities and obligations in connection with matters such as pension plan and other post-retirement benefits, asset retirement obligations, reclamation obligations and other environmental liabilities. Elk Valley Coal has established accruals to reflect these obligations. However, the determination of the amounts that should be accrued is complex and may not fully reflect the magnitude of the liability. For example, the funding requirements of Elk Valley Coal’s defined benefit pension plans and other post retirement benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect. In addition, Elk Valley Coal has obligations arising under federal and provincial environmental legislation in relation to future mine closures and land reclamation. These obligations are estimated based on permit requirements and various assumptions concerning costs and disturbed lands. These obligations are currently unfunded.
While Elk Valley Coal believes that it has properly accrued, in accordance with GAAP in Canada, for the costs likely to be incurred in respect of these matters, there is no assurance that assumptions are correct or total liabilities and expenses for these matters will not increase in the future. As a result, there is no assurance that additional liabilities or expenses related to these matters will not be incurred in the future and such additional liabilities could have a material adverse effect upon the cash available to the Trust for distribution to Unitholders.
Assertion of Aboriginal and Treaty Rights
In Canada, existing Aboriginal and treaty rights are protected by the Constitution Act, 1982. Treaty rights arise out of both historical and modern treaties. Typical historical treaty rights include the right to hunt, fish and trap on unoccupied Crown land. Aboriginal rights are rights that Aboriginal peoples hold as a result of their ancestors’ use and occupancy of the land and range from limited rights of use for traditional purposes to a right of the land itself (Aboriginal title). The courts continue to refine and define these rights over time and in so doing the nature of the rights continues to evolve. The Crown (both federal and provincial) owes a duty to consult, and potentially accommodate, Aboriginal and treaty rights when the government is contemplating conduct which may affect those rights (e.g. issuing a regulatory approval).
In British Columbia, where five of Elk Valley Coal’s six mines are located, few treaties exist with Aboriginal peoples. In the mid 1990s, the provincial and federal governments established the British Columbia Treaty Commission to facilitate negotiations to resolve outstanding Aboriginal rights and title claims. Under this process, each Aboriginal community files a statement of intent to negotiate, identifying the territory they claim as their traditional territory. Nearly all of the land in British Columbia has been identified as being part of a traditional territory for one or more groups of Aboriginal peoples. It is not possible to predict with certainty the impact that future treaties or the absence of treaties may have on resource development in British Columbia. However, it is possible that any such future treaties, or the assertion of Aboriginal rights and title outside the treaty process, may limit the ability of Elk Valley Coal to develop new projects or further develop existing properties.

In Alberta, where the Cardinal River operations are located, historical treaties are in place between the federal government and the Aboriginal peoples. In 2005, the government of Alberta published a consultation policy on land management and resource development affecting Aboriginal peoples and how it intends to satisfy its duty to consult for each new project. It is not possible to predict with certainty the impact which this new policy will have on the processes that are required for Elk Valley Coal to develop new projects or further develop existing properties in Alberta.
OTHER INFORMATION REGARDING THE TRUST
Environment, Health & Safety
Environmental Protection
In 2007, to the knowledge of the Trust, neither Elk Valley Coal nor any subsidiary of the Trust incurred any material unbudgeted remediation expenses or any material fines relating to non-compliance with applicable environmental laws or is presently a party to any governmental or regulatory investigations or proceedings where it is alleged that it is in material violation of any environmental laws. In the past, a small number of minor accidental discharges, releases, leaks and other environmental incidents have occurred in the course of operations. Such occurrences have been reported to the relevant government agencies and remediated as required, but such occurrences have not had a material adverse effect upon the Trust or Elk Valley Coal.
Elk Valley Coal has constituted an internal Environment, Health, Safety and Risk Management Committee to effectively oversee its environmental programs. The committee is comprised of senior members of management of both Teck Cominco and Elk Valley Coal and meets regularly to review environmental reports and audits from the minesites and to implement new programs and procedures as required. In addition, the Board of Directors has constituted an Environment, Health and Safety Committee to provide oversight of the environmental, health and safety performance of the operations of the Trust’s subsidiaries and monitor the environmental, health and safety performance of Elk Valley Coal.
As a result of Elk Valley Coal’s continuing focus on environmental, health and safety performance, it has received numerous awards that acknowledge and recognize its accomplishments in these areas. A sample of the awards Elk Valley Coal has received for its environmental work are discussed above under the heading titled “Elk Valley Coal — Mines and Neptune Terminals”. Recent awards for health and safety are set out below in the section titled “Health and Safety”.
Reclamation Activities and Asset Retirement Obligations
Elk Valley Coal has significant long-term liabilities relating to mine reclamation and end-of-mine closure costs (known as asset retirement obligations) and similar obligations exist in respect of Neptune Terminals. For details regarding the hectares of reclaimed lands for each minesite, see "Description of the Business — Elk Valley Coal — Mines and Neptune Terminals”.
The Trust recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset’s estimated useful life. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement obligation is reviewed by management annually and revised for changes in future estimated costs and regulatory requirements. These obligations are funded from general cash resources at the time reclamation work is completed.

Asset retirement obligations are based on the fair value of known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The obligations include allowances for the reclamation of all pit, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas and when those areas become available for reclamation. The calculations of asset retirement obligations include estimates of reclamation spending over the next 44 years. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Reclamation of buildings and processing plants is expected to occur at the end of mining operations at the site.
The following table presents the reconciliation of asset retirement obligations:

	As at December 31
Millions of Canadian dollars	2007	2006	2005
Balance — beginning of year	67.5	69.5	67.8
Liabilities incurred	1.0	1.6	1.6
Liabilities settled	(2.6)	(1.6)	(2.5)
Accretion expense	4.4	4.3	4.2
Revision in estimated cash flows	49.4	(6.9)	(3.2)
Other	0.2	0.6	1.6

Balance — end of year	119.9	67.5	69.5
Asset retirement obligations and costs are periodically reviewed by management and are revised for changes in future estimated costs and regulatory requirements. At December 31, 2007, the total estimated undiscounted cost to settle the obligations is $225.4 million compared with $143.2 million in 2006, which using an average credit adjusted risk-free rate of 6.5 percent compared with 6.8 percent in 2006 and an annual inflation factor of 2.75 percent compared with two percent in 2006, results in a discounted obligation of $119.9 million compared with $67.5 million in 2006.
Due to the uncertainties associated with completing environmental remediation to required regulatory standards, the ultimate cost of future reclamation activities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the operations of Elk Valley Coal becomes available. Future changes, if any, to the estimated total liability may be material and would be recognized on a prospective basis as a change in an accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all jurisdictions in which operations are conducted. The Trust is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.
Various regulatory agencies require security to be posted for reclamation obligations based on the forecasted costs to reclaim mined sites. These security requirements are satisfied by posting letters of credit issued by Canadian chartered banks.
Please see the Trust’s Consolidated Financial Statements dated December 31, 2007 which are incorporated into this document by reference and the sections titled “Liquidity and Capital Resources”, "Critical Accounting Estimates — Asset Retirement Obligations”, and “Other Information — Asset Retirement Obligations” in the Trust’s MD&A. The Trust’s Consolidated Financial Statements are available at www.sedar.com, www.sec.gov and through the Trust’s website at www.fording.ca.
Health & Safety
Elk Valley Coal is committed to working with all employees to maintain a safe and productive work environment. All the operations of Elk Valley Coal have comprehensive safety and loss control programs that incorporate the prevention of accidents, injuries and illnesses into normal work activities. Effective use of personal protective equipment and employee training on safe work practices and procedures are also part of these programs.
To effectively oversee the health and safety programs of Elk Valley Coal, the Environment, Health, Safety and Risk Management Committee reviews health and safety reports from the minesites to determine and implement new policies and procedures as required.

Some of the award highlights Elk Valley Coal has received with regard to its health and safety record are set out below.
During 2006, three of the operations were recognized for significant health and safety awards. The Greenhills operation received the John T. Ryan Award recognizing it as the safest Coal Mine in Canada. The Coal Mountain operation received the Edward Prior Award recognizing it as the safest mine in British Columbia in the category of fewer than one million operational man hours. The Elkview operation received the John Ash Award recognizing it as the safest mine in British Columbia with more than one million operational man hours.
In addition, The “F” shift mine rescue team from the Fording River operation placed first in the mine rescue category and first in the first aid category at the 2007 British Columbia Provincial Mine Rescue Competitions. At the Western Regional Mine Rescue Competition held in September of 2007, the “F” shift mine rescue team from the Fording River operation placed first in the Overall Team Competition, first in the Mine Smoke Event category and first in the Mine Extrication Event category and the “F” shift first aid team placed first in the first aid competition.
Corporate Sustainability and Community Relations
Elk Valley Coal’s success depends on its ability to contribute to healthy communities and provide safe work environments for its employees. Key components in the pursuit of sustainability are generating wealth and prosperity, demonstrating excellence in safety, health and environmental performance, fostering sustainable communities and maintaining a responsive, transparent and ethical corporate governance. These key components are closely aligned with the sustainability strategy of Elk Valley Coal’s managing partner. Elk Valley Coal reports on its progress in pursuing sustainability in Teck Cominco’s Sustainability Report which is available on its website at www.elkvalleycoal.ca.
Elk Valley Coal contributes to the success and well-being of the communities where its employees work and live. Elk Valley Coal participates in initiatives that enhance the quality of life and the delivery of services in those communities, encourages employee volunteerism and fosters good relationships with stakeholders. Some examples of its participation are as follows.
Health Care Initiatives
Elk Valley Coal supports hospital foundations in Hinton, the Crowsnest Pass and in the Elk Valley through its donation program. In addition, the employees of Elk Valley Coal run an annual “Caring for Kids” campaign for the Alberta Children’s Hospital Foundation (Calgary), British Columbia Children’s Hospital Foundation (Vancouver), and the Stollery Children’s Hospital Foundation (Edmonton). The funds raised by employees are matched by Elk Valley Coal. Elk Valley Coal also supports the Mining Association of British Columbia’s “Mining for Miracles” campaign for the British Columbia Children’s Hospital and in 2007 funds donated by Elk Valley Coal and its employees totalled more than one hundred seventy five thousand dollars.
STARS Foundation
Calgary based Shock Trauma Air Rescue Society (“STARS”) provides services to the regions where five of Elk Valley Coal’s operations are located. To help support STARS Vision Critical campaign, Elk Valley Coal has committed funding of $250,000 to be paid over a five-year period. The goal of the campaign is to enhance the fleet of helicopters, so STARS can fulfill its mission of providing a safe, rapid and highly specialized emergency medical transport system for the critically ill and injured.

Education Initiatives
Elk Valley Coal supports education initiatives in both British Columbia and Alberta including a $140,000 commitment to the University of Alberta to support a Mining Chair in the faculty of Engineering and a $75,000 commitment over three years for the Mineral Education Program of British Columbia. Elk Valley Coal also partners with the Mount Royal Junior High School in Calgary to provide funding to support the educational initiatives that would otherwise not be funded.
2007 Mining and Sustainability Award
Elk Valley Coal’s Fording River operation was awarded the 2007 Mining and Sustainability Award by the Mining Association of British Columbia and the Ministry of Energy, Mines and Petroleum Resources. The award recognizes Fording River’s commitment to advancing and promoting sustainable development in British Columbia’s mining and minerals sector.
Model Forest Grizzly Bear Research Program
Elk Valley Coal’s Cardinal River operation has taken a leading role in modeling, monitoring and identifying the needs of grizzly bears in the west-central Alberta area where the mine is located. As a research partner and active contributor to the program, Elk Valley Coal helps to ensure that timely, accurate information is available to protect this important species.
Sponsorship of Olympic Skier Emily Brydon
Elk Valley Coal is proud to be one of Emily Brydon’s sponsors. Emily Brydon is an Olympian from Fernie, British Columbia, one of the communities in which Elk Valley Coal operates. Emily captured the first World Cup victory of her career in February 2008, becoming the fifth Canadian woman to win a World Cup Super G race. This was the third World Cup podium finish for Emily this season and her seventh career World Cup podium finish. Over the span of her career she has also won one silver and four bronze medals in World Cup events.
The Magic of Christmas
Employees at Elk Valley Coal’s Calgary, Alberta office participate in fundraising and volunteer activities to support the Magic of Christmas, a not-for-profit organization that provides many services to hundreds of families in need during the holiday season. Funds raised by employees are matched by Elk Valley Coal for a total contribution in 2007 of over fifteen thousand five hundred dollars. These monies were used to purchase gifts and necessities.
Teck Cominco — Official Sponsor of the Vancouver 2010 Olympic and Paralympic Games
Teck Cominco, as managing partner of Elk Valley Coal, has extended Elk Valley Coal employees the opportunity to participate in the initiatives it is undertaking as part of its sponsorship of the Vancouver 2010 Olympic, Paralympic Winter Games and Canada’s Olympic Team. Employees are encouraged to get active, volunteer, get involved at work and in the community and to put forward creative ideas regarding sustainability and innovation.
Community Initiatives
Elk Valley Coal supports a variety of community initiatives, community councils, schools and colleges, youth sports, mine rescue competitions, local festivals and arts and cultural events. Elk Valley Coal also sponsors mine education programs annually during “Mining Week” and provides summer mine tours at its operations in the Elk Valley in conjunction with the local chambers of commerce.
eTree Unitholder Campaign
The Trust has partnered with eTree through the Tree Canada Foundation to plant a tree on behalf of each registered Unitholder who signs up for electronic delivery of Unitholder materials. To date, 1,450 trees have been planted for Unitholders who have participated in the program.

Human Resources
Employment Arrangements
The Trust and Fording ULC do not contract with any management services company or similar entity for management of the Trust or Fording ULC.
The Trust’s primary asset is its indirect 60 percent partnership interest in Elk Valley Coal which it holds through Fording LP of which Fording ULC is the general partner. Services agreements entered into at the time of the 2003 Arrangement and amended in connection with the 2005 Arrangement require Elk Valley Coal to make members of its executive personnel available to serve as officers (other than as the Chair and Chief Executive Officer) of the Trust and Fording ULC, respectively. The compensation of these executives is determined by Teck Cominco, as managing partner of Elk Valley Coal. The managing partner includes its proposed compensation for Elk Valley Coal executives in the annual budget presented for the approval of the partners of Elk Valley Coal in the fourth quarter of each year.
As part of its review of the proposed annual budget, the Board of Directors receives a recommendation from the Governance Committee of Fording ULC, based on its review of the proposed compensation of Elk Valley Coal executives, as to whether the proposed compensation is in the best interests of the Partnership. In formulating its recommendation, the Governance Committee of Fording ULC reviews a report prepared by an independent compensation consultant engaged by the managing partner to provide market data in respect of executive compensation and a technical analysis of the market data in light of Elk Valley Coal’s compensation plans and practices. The Governance Committee of Fording ULC also reviews performance assessments for each of the officers prepared by the Chair and Chief Executive Officer of the Trust and Fording ULC and by the President and Chief Executive Officer of Elk Valley Coal.
The compensation costs for the executives who serve as officers of the Trust and Fording ULC are paid by Elk Valley Coal. However, if any executive spends a significant amount of his or her time in a year on the business of the Trust and/or Fording ULC, the service agreements provide for the employment costs for that executive to be allocated between the Trust, Fording ULC and Elk Valley Coal based on the time spent on the respective affairs and businesses of those entities during the year.
In 2007, five executives of Elk Valley Coal served as officers of the Trust and Fording ULC. Elk Valley Coal paid 100 percent of the employment costs of these executives, including the Named Executive Officers other than Michael A. Grandin, as defined in Form 51-102F6 — Statement of Executive Compensation and as disclosed under the section titled “Officers of the Trust”. The employment costs of Michael A. Grandin who serves as Chair and Chief Executive Officer of the Trust and Fording ULC are paid by the Trust and Fording ULC.
Five of Elk Valley Coal’s mines are unionized. The Greenhills mine does not have a union. The expiry dates for the current collective agreements at the unionized mines are as follows:

		Productive Capacity
		As at December 31, 2007
Operation	Expiry Date of Collective Agreement	(million tonnes)
Coal Mountain	December 31, 2009	2.7
Line Creek	May 31, 2009	2.2
Elkview (1)	October 31, 2010	5.6
Fording River	April 30, 2011	8.5
Cardinal River	June 30, 2012	2.2
Greenhills (1)	Non-union	5.0

Note:

(1)	Numbers at 100% of capacity — not Elk Valley Coal’s interest.
As at December 31, 2007, Elk Valley Coal employed approximately 3,000 persons, all of whom reside in Canada.

Specialized Skills and Knowledge
Elk Valley Coal requires mine personnel who have extensive knowledge in the areas of mine development and mineral processing. Mine development includes all functions necessary to economically develop the mine, extract the coal from the earth and deliver it to the coal preparation plant. Mineral processing includes all functions that result in cleaning and preparing the coal for delivery after extracting it from the mine.
The Trust believes that the senior management personnel of Elk Valley Coal possess the necessary skills and experience to efficiently perform these functions. Through their leadership, practical training is provided to employees to supplement their formal technical training. In order to attract individuals who possess the necessary technical training, Elk Valley Coal actively participates in college and university work programs and recruitment initiatives.
Deferred Unit Equivalent Plan
Effective January 1, 2007, Elk Valley Coal replaced its distribution based Long Term Incentive Plan with a Deferred Unit Equivalent Plan (“DUP”). The DUP is a long-term incentive plan designed to attract and retain high quality employees and to promote the alignment of interests between Elk Valley Coal’s employees and its business interests.
Long-term incentives are granted to eligible employees under the DUP annually by the award of phantom units (“Deferred Units”) that are equivalent in value to a Unit at the date of grant. The number of Deferred Units awarded to any participant is determined by dividing (a) the amount of the target long-term incentive award established by Elk Valley Coal for the participant for the relevant period by (b) the weighted average trading price of a Unit on the Toronto Stock Exchange for the five trading days immediately preceding an award date. Participants are also credited with additional Deferred Units (“Distribution Equivalents”) equal in value, on a per unit basis, to the value of distributions declared and paid on Units for each Deferred Unit held by the participant on the applicable date on which distributions are made on Units of the Trust. No actual Units are granted to participants under the DUP and the Deferred Units are not securities of the Trust.
Payments are to be made to participants under the DUP during the year in which the third anniversary of the award date of Deferred Units falls, but in no event later than December 31 of the third calendar year following the date of any such award. Participants will receive a lump sum payment in cash, less applicable withholding taxes, equal to the number of Deferred Units, including related Distribution Equivalents, held in the participant’s account on the payment value determination date multiplied by the weighted average trading price of a Unit of the Trust on the Toronto Stock Exchange for the five trading days immediately preceding the relevant date. Deferred Units do not represent the right to receive Units of the Trust.
CAPITAL STRUCTURE
Beneficial interests in the Trust are divided into a single class of Units. The aggregate number of Units that the Trust may issue is unlimited. There were 148,298,691 Units outstanding at December 31, 2007 and 148,682,050 Units outstanding at March 10, 2008. The Units trade on both the TSX (FDG.UN) and the NYSE (FDG).
Description of Units
Each Unit represents an equal, fractional, undivided beneficial interest in any distributions from the Trust and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units are of the same class with equal rights and privileges. Each Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust and distributions on liquidation, is fully paid and entitles the holder thereof to one vote at each meeting of Unitholders. Units are currently represented by certificates but the Trustees have authority to implement a book-based system if such a transition is feasible.
The Units do not represent a traditional investment and should not be viewed by investors as “shares” in the Trust or any of its subsidiaries or investments. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions.

The Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation. The Trust is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on, or intend to carry on, the business of a trust company.
Redemption Right
Units are redeemable at any time on demand by the holders thereof in accordance with the terms of the Declaration of Trust and as summarized below. Upon receipt by the Trust of a notice to redeem Units, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the “Redemption Price”) equal to the lesser of:
(a)
90% of the “market price” of the Units on the principal market on which the Units are quoted for trading during the ten trading day period ending immediately prior to the date on which the Units are surrendered to the Trust for redemption (the “Redemption Date”); and

(b)	100% of the “closing market price” on the principal market on which the Units are quoted for trading, on the Redemption Date.
For the purposes of this calculation:
"market price” will be an amount equal to the average of the closing price of the Units for each of the trading days for the ten trading day reference period on which there was a closing price on the principal exchange or market on which the Units are quoted for trading; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the “market price” shall be an amount equal to the average of the average highest and lowest prices for each of the trading days on which there was a trade; and provided further that, if there was trading on the applicable exchange or market for fewer than five of the ten trading days in the reference period, the “market price” shall be the average of the following prices established for each of the ten trading days: (i) the average of the last bid and last ask prices for each day on which there was no trading; (ii) the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest trading prices of Units traded on a particular day; and
“closing market price” shall be an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or the average of the last bid and last ask price of the Units if there was no trading on the date.
The aggregate Redemption Price payable by the Trust in respect of any Units surrendered for redemption during any calendar month shall be paid by cheque drawn on a Canadian bank or a trust company in lawful money of Canada, payable at par to or to order of the Unitholder who exercised the right of redemption, on or before the last day of the calendar month following the month in which the Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations that: (i) the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month shall not exceed $50,000 (provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month); (ii) at the time such Units are tendered for redemption, the outstanding Units shall be listed for trading or quoted on any stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; and (iii) the normal trading of the outstanding Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the ten day trading period ending on the Redemption Date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of the foregoing limitations, then the Redemption Price for such Units shall, subject to receipt of all necessary regulatory approvals (which the Trust shall use commercially reasonable efforts to obtain), be paid and satisfied by way of a distribution in specie of securities of the Trust or any of its subsidiaries having a fair market value, as determined by the Trustees, equal to the Redemption Price of the surrendered Units for which cash is not available. The Trust shall be entitled to all interest or distributions paid or accrued and unpaid on such securities on or before the date of the distribution in specie.
It is anticipated that the redemption right will not be the primary mechanism for holders of Units to dispose of their Units. Securities that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop for such securities. Such securities may also be subject to an indefinite “hold period” or other resale restrictions under applicable securities laws. As well, such securities may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.
For a complete description of Unitholder s’ redemption rights please see section 5.23 of the Declaration of Trust.
Declaration of Trust
The Trust was formed as an open-ended mutual fund trust on February 26, 2003, pursuant to the Declaration of Trust, which provides the manner in which the Trust will operate. The Declaration of the Trust was amended and restated on August 24, 2005, in conjunction with the 2005 Arrangement. The Declaration of Trust was further amended by the Trustees effective March 1, 2007 as approved by the Unitholders at the 2006 Annual and Special Meeting to provide for the advancement of defence costs to Trustees in certain circumstances.
Amendments to the Declaration of Trust
The Declaration of Trust may be amended from time to time if approved by at least 66 2/3 percent of the votes cast at a meeting of the Unitholders called for such purpose.
The Trustees may, if also approved by a majority of Independent Trustees, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:
(a)
for the purpose of ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or over the Trust;

(c)	deemed necessary or advisable to ensure that the Trust has not been established or maintained primarily for the benefit of Non-Residents;
(d)	which, in the opinion of the Trustees, provide additional protection or benefit for the Unitholders;
(e)
to remove any conflicts or inconsistencies in the Declaration of Trust or to make corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; and

(f)	which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation or other laws or the administration or enforcement thereof, provided that, notwithstanding the foregoing, the Trustees may not unilaterally amend the Declaration of Trust if such amendment would: (i) amend the amending provisions; (ii) amend the Unitholders’ voting rights; or (iii) cause the Trust to fail to qualify as a “mutual fund trust” under the Tax Act.

Unitholder Rights Plan
As part of the 2003 Arrangement, the Trust adopted the Unitholder Rights Plan. Its continued operation was approved by Unitholders at the 2006 Annual and Special Meeting including certain amendments intended to reflect general developments in Canadian rights plans that had occurred since the implementation of the Unitholder Rights Plan in 2003. The purpose of the Unitholder Rights Plan is to provide Unitholders with sufficient time to assess a take-over bid for the Trust, if such bid were to be made, and to provide the Trustees with the opportunity to explore and develop alternatives that are in the best interest of the Trust and the Unitholders.
The Unitholder Rights Plan is intended to encourage a potential acquirer to proceed either by way of a “Permitted Bid” (as defined below) or with the concurrence of the Trustees.
A Permitted Bid is a bid which:
(a)	has been made by way of a take-over bid circular;

(b)	has been made to all Unitholders registered on the books of the Trust;

(c)	provides that no Units deposited to such bid will be taken up and paid for:
(i)	prior to the day which is 50 days following the date of the take-over bid; and

(ii)	unless on that date, more than 50 percent of the outstanding Units held by “Independent Unitholders” (generally, Unitholders who are unrelated to the bidder) have been deposited and not withdrawn;
(d)	provides that Units may be deposited and withdrawn at anytime during the 50 day bid period; and
(e)
provides that if more than 50 percent of the Units held by Independent Unitholders are tendered to the bid and not withdrawn within the 50 day bid period, the bidder must make a public announcement to that effect and allow for the tendering of outstanding Units for an additional ten business days.

One right (a “Right”) was issued in respect of each Unit issued under the 2003 Arrangement, the Exchange Option Plan, the Trust’s short form prospectus offering in the spring of 2004,and the Unit subdivision that occurred following the 2005 Arrangement. In addition, one Right is issued in respect of each Unit issued pursuant to the DRIP.
The Rights will separate from the Units ten trading days after the occurrence of certain events including (i) a public announcement that a person has acquired beneficial ownership of 20 percent or more of the Units, and (ii) the date of commencement or first public announcement of the intent of a person to make a take-over bid. If a person acquires beneficial ownership of 20 percent or more of the Units, other than in a manner permitted under the Unitholder Rights Plan (a “Flip-in Event”), each Right, other than a Right held by such acquiring person and any other person acting jointly or in concert with such person, will, in effect, permit the holders of Rights to purchase Units at a 50 percent discount to their market price. A Right will not become exercisable if an acquisition of Units is made pursuant to a Permitted Bid. Similarly, a Right will not be exercisable if an acquisition of Units is made pursuant to a prospectus offering, a private placement or a securities exchange take-over bid provided that the person does not acquire a greater percentage of Units than the percentage of Units held by such Person immediately prior to such acquisition. The Trustees may, prior to a Flip-in Event, waive the application of the Unitholder Rights Plan if the take-over bid is made by way of a take-over bid circular to all Unitholders. Certain exemptions are also provided for investment advisors, trust companies and certain other investment and pension fund managers who acquire 20 percent or more of the Units, provided that they are not making a take-over bid.
The Unitholder Rights Plan must be reconfirmed at every third annual meeting of Unitholders following the 2003 Arrangement. At the 2006 Annual and Special Meeting, Unitholders reconfirmed an amended and restated Unitholder Rights Plan. The Unitholder Rights Plan will expire on February 28, 2013 unless it terminates prior to that time due to its failure to be reconfirmed by Unitholders.

Distribution Policies
The Trust
The Trust’s distribution policy is contained in the Declaration of Trust and certain aspects of the policy are subject to change at the discretion of the Trustees. It is the current distribution policy of the Trust to distribute all of the Trust’s Distributable Cash quarterly to Unitholders of record on the last business day of each calendar quarter (March, June, September and December) with actual payment to be made to such Unitholders on or about the 15th day of the following month. To the extent that distributions do not exceed the taxable income of the Trust, a distribution equal to the excess of taxable income over prior distributions in the year will be payable to Unitholders of record on the last day of each taxation year of the Trust. In the event that the Trustees of the Trust determine that the Trust does not have sufficient cash available to make the full amount of any distribution, the payment of such distribution may be made in Units.
Please see the section titled “Cash Available for Distribution” in the Trust’s MD&A.
Fording LP
The Board of Directors of Fording ULC, as general partner of the Fording LP, determines the distribution policy of Fording LP. Following completion of the 2005 Arrangement, the Board of Directors adopted a distribution policy substantially similar to the previous policy of Fording Inc. The current distribution policy of Fording LP is to distribute its Available Cash to its partners, in proportion to their respective partnership interests (which is the Trust, as to 99.99 percent and Fording ULC as to 0.01 percent), subject to compliance with legal and contractual obligations. Such distributions will be made not less than quarterly and will be based primarily on Fording LP’s expected results for the period in respect of which the distribution is being made, but may take into account its expected future performance. Subsequent distributions may be adjusted for amounts paid in prior periods if the actual Available Cash for the period is greater than or less than the expected results in the period. Available Cash will be determined after provision for cash reserves established by Fording ULC in its discretion, in its capacity as managing general partner of Fording LP.
Elk Valley Coal
Elk Valley Coal distributes cash to its Partners based on the Distribution Entitlement held by each Partner at the time the distribution is determined. Distributions are made on a monthly basis based on quarter end estimates determined by the managing partner, which are adjusted after each quarter and at the end of the fiscal year to actual amounts.
Distribution History
The following quarterly distributions were paid by the Trust on a per Unit basis for 2007, 2006 and 2005 (amounts adjusted to represent post split unit values):

2007		2006		2005
April 16, 2007	$0.65	April 13, 2006	$1.40	April 15, 2005	$0.433
July 16, 2007	$0.65	July 14, 2006	$1.00	July 15, 2005	$0.933
October 15, 2007	$0.60	October 13, 2006	$0.80	October 14, 2005	$1.80
January 15, 2008	$0.53	January 15, 2007	$0.95	January 13, 2006	$1.60

MARKETS FOR SECURITIES
The Units are listed and posted for trading on the TSX under the symbol “FDG.UN” and on the NYSE under the symbol “FDG”. The following table sets out the trading price range and volume of the Units traded on the TSX and NYSE during the most recent financial year ended December 31, 2007

	TSX			NYSE
			Average			Average
			Daily			Daily
			Trading			Trading
Date	High	Low	Volume	High	Low	Volume
January	$26.78	$22.85	270,618	US$22.75	US$19.42	384,415
February	$29.50	$25.98	471,495	US$25.20	US$22.21	427,784
March	$29.19	$24.79	427,141	US$24.91	US$20.99	415,632
April	$27.74	$25.12	336,996	US$24.76	US$21.72	344,115
May	$32.21	$26.50	602,469	US$29.91	US$23.91	407,241
June	$35.08	$29.10	591,977	US$32.84	US$27.55	525,062
July	$37.11	$32.76	537,038	US$35.38	US$31.02	391,752
August	$35.90	$28.82	634,976	US$34.00	US$27.39	386,461
September	$38.75	$34.14	460,321	US$38.80	US$32.30	296,989
October	$40.60	$31.98	767,977	US$42.58	US$33.62	385,122
November	$35.21	$29.49	619,040	US$36.85	US$30.03	274,105
December	$40.75	$33.91	562,459	US$39.87	US$33.72	253,905
On February 29, 2008, the closing trading prices of the Units on the TSX and on the NYSE were, respectively, $48.63 and US$49.84 per Unit.
GOVERNANCE
Governance Arrangements
At the time of the 2003 Arrangement, each of the Principal Unitholders subscribed for Units and entered into a governance agreement with the Trust and Fording Inc. Pursuant to the 2005 Arrangement, the governance agreements were amended (see “General Development of the Business - Three Year History”) to ensure that the remaining Principal Unitholders, being OTPP and Teck Cominco, continued to have the same governance rights after the 2005 Arrangement that they had prior to the 2005 Arrangement. As of February 1, 2007, only the governance agreement with Teck Cominco continues to be in effect.
The governance agreement provides Teck Cominco with the right to nominate one Trustee and one Director for election by Unitholders. The right to put forward a Trustee and Director nominee continues until such time as Teck Cominco ceases to hold a minimum 4.5 percent ownership interest in the Trust. The balance of the Trustees will be recommended for election by the Governance Committee of the Trustees and nominated for election by the Trustees. The balance of Directors will be nominated by the Governance Committee of the Board of Directors and nominated for election by the Board of Directors.
The Chair and Chief Executive Officer is selected by the Trustees from among the Independent Trustees. Any proposed officer of the Trust who is also a director, officer or employee of Teck Cominco or any of its affiliates, or of Elk Valley Coal, must be approved by the Independent Trustees.
The powers of the Trustees are subject to specific limitations contained in the Declaration of Trust, including restrictions on investments by the Trust in order to comply with applicable income tax rules, the ability to indirectly vote the common shares of Fording ULC in certain circumstances and the ability to terminate the Trust. The Trustees otherwise have full, absolute and exclusive power, control and authority over the assets and affairs of the Trust.

Compliance with NYSE Listing Standards on Corporate Governance
The Units are listed on the NYSE, but as a listed foreign private issuer, the Trust is not required to comply with all of the NYSE’s listing standards regarding corporate governance. Nevertheless, the Trust complies in all material respects with the NYSE corporate governance listing standards.
Independent Trustees and Directors
In March, 2007, the Board of Directors conducted its annual assessment of the independence of each of the Trustees and Directors. In determining independence, the Board of Directors examined and relied on the definition of “independent” in the NYSE Listed Company Manual. After considering a wide variety of factors and information, the Board of Directors determined that a majority of the Trustees and a majority of the Directors are independent.
Presiding Director at Meetings of Non-Management Trustees and Directors
The Independent Trustee and Directors meet at least annually, and more frequently when required, without management or non-Independent Trustees and Directors present. In 2007, the Independent Trustees and Directors met thirteen (13) times. The Chair and Chief Executive Officer chairs these sessions and informs management of the substance of the meetings to the extent that action is required by management.
Communications with Non-Management Trustees and Directors
Unitholders may contact the Trust’s non-management Directors and Trustees as a group by writing to them c/o Trust Secretary, Suite 1000, 205 — 9th Avenue SE, Calgary, Alberta T2G 0R3 or by e-mail at investors@fording.ca.
Code of Business Conduct and Ethics
The Trust and Fording ULC have adopted a Joint Code of Business Conduct that applies to all directors, trustees, officers and employees, including the Trust’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is available on the Trust’s website, www.fording.ca.
Corporate Governance Guidelines and Board Committee Charters
The corporate governance guidelines and charters for each committee of the Trustees and each committee of the Board of Directors are posted on Trust’s website, www.fording.ca.
The code of business conduct, corporate governance guidelines and committee charters are also available in print or electronically to any Unitholder who requests a copy. Requests should be made to the Trust Secretary at Suite 1000, 205 — 9th Avenue SE, Calgary, Alberta T2G 0R3.
Audit Committee Disclosure
The text of the Audit Committee Charter for the Trust is attached as in Appendix “D” to this Annual Information Form. The Audit Committee Charter for Fording ULC can be viewed at www.fording.ca.

The composition of each of the Trust’s and Fording (GP) ULC audit committees is set out below. Information about the Trustees and Directors including a brief biography, their municipality of residence and a description of their principal occupation during the last five years is contained in “Information Regarding Nominees for Election as Trustees” and “Information Regarding Nominees for Election as Directors” in the Trust’s Information Circular dated March 14, 2008, which is incorporated into this document by reference. The Trust’s Information Circular is available at www.sedar.com, www.sec.gov and through the Trust’s website at www.fording.ca.

Fording Canadian Coal Trust	Fording (GP) ULC

Michael S. Parrett (Chair)	Michael S. Parrett (Chair)
Donald Pether	Richard T. Mahler
Peter Valentine	L. I. Prillaman
Principal Accounting Fees and Services
The following is a summary of professional services provided to the Trust and Elk Valley Coal by the Trust’s principal auditors, PricewaterhouseCoopers LLP, during the years ended December 31, 2007, 2006 and 2005 and the related fees:

	2007	2006	2005
Audit Fees	$860,500	$743,000	$354,000
Audit Related Fees	71,000	83,000	118,500
Tax Fees	0	0	0
All Other Fees	2,500	2,500	2,500

Total	$934,000	$828,500	$475,000
Audit Fees
Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the integrated audit of the annual consolidated financial statements and internal controls over financial reporting, review of the Annual Information Form and MD&A and completion of limited reviews of quarterly financial information.
Audit-Related Fees
Audit related fees include professional services rendered by PricewaterhouseCoopers LLP in the following areas: accounting consultations; review of documents required for debt refinancing; audits related to pension plans; and compliance with terms of various contractual agreements.
Tax Fees
Tax fees include assistance rendered to the Trust in connection with various tax compliance issues in Canada and the United States.
All Other Fees
Other fees include the purchase of a license to access a financial reporting and assurance information database developed by PricewaterhouseCoopers LLP.
Pre-approval Policies and Procedures
All services provided by and fees paid to PricewaterhouseCoopers LLP were approved by the Audit Committee in advance of the services being performed. The Audit Committee considered the compatibility of the non-audit services provided by the Trust’s principal auditors with auditor independence in accordance with the prior approval policy set out in the Audit Committee Charter. The Audit Committee has delegated authority to the Audit Committee Chair to review and evaluate proposals from management to have non-audit services performed by the Trust’s principal auditors. If the Audit Committee Chair determines the request to be appropriate, he or she approves the provision of such non-audit services and reports on such matters at the first scheduled meeting of the Audit Committee following such pre-approval.

Trustees and Directors
The majority of the Trustees and Directors are independent. The Independent Trustees and Directors meet at least annually, and more frequently when required, without management or non-Independent Trustees and Directors present. In 2007, the Independent Trustees and Directors met 13 times.
The Declaration of Trust and the Bylaws of Fording ULC provide for the Chair and Chief Executive Officer of each of the Trust and Fording ULC to be appointed from among the Independent Trustees and Independent Directors respectively. As the appointment of the Chief Executive Officer results in the appointee being an officer of the Trust and Fording ULC, the Trustee or Director appointed to the position no longer meets the technical definition of an Independent Trustee or Director as defined in National Instrument 58-101 — Disclosure of Corporate Governance Practices. However, the Chief Executive Officer is not an officer of Elk Valley Coal or of any of its subsidiaries and is not responsible for the day-to-day management of the business of the Trust or Fording ULC. Accordingly, it is not necessary that the positions of Chair and Chief Executive Officer be held by separate individuals in order to enhance the independence of the Trustees and the Board of Directors from management of the Trust, Fording ULC, their subsidiaries and Elk Valley Coal and its subsidiaries.
The following is a list of each of the Trustees of the Trust and the Directors of Fording ULC, The Trustees and the Board of Directors have each determined that fixed term limits for service should not be established. As a group, the individuals listed below owned directly or indirectly, or exercised control or direction over approximately 64,500 Units as at December 31, 2007 representing less than one percent of the outstanding Units.

Fording Canadian Coal Trust	Fording (GP) ULC
Michael A. Grandin	Dawn Farrell
Richard T. Mahler	Michael A. Grandin
Michael S. Parrett	Donald Lindsay
Donald Pether	Richard T. Mahler
Warren S.R. Seyffert	Thomas O’Neil
Peter Valentine	Michael S. Parrett
John Zaozirny	L. I. Prillaman
David Thompson
Information about the Trustees and Directors including a brief biography, their municipality of residence and a description of their principal occupation during the last five years is contained in “Information Regarding Nominees for Election as Trustees” and “Information Regarding Nominees for Election as Directors” in the Trust’s Information Circular.
Officers of the Trust
Mr. Grandin serves as Chairman and Chief Executive Officer of the Trust. Mr. Grandin’s biographical information is contained in “Information Regarding Nominees for Election as Trustees” and “Information Regarding Nominees for Election as Directors” in the Trust’s Information Circular.
The following is a brief biography of each of the other officers of the Trust, including their municipality of residence and a description of their principal occupation during the last five years. As a group, these individuals, other than Mr. Grandin, owned directly or indirectly, or exercised control or direction over approximately 6,500 Units as at December 31, 2007 representing less than one percent of the outstanding Units.

Boyd Payne Position: President Residence: Calgary, Alberta, Canada Age: 59
Mr. Payne was appointed President of the Trust and Fording ULC in January 2007 and President and Chief Executive Officer of Elk Valley Coal in August 2006. From 2001 to 2006, Mr. Payne was Vice President, Marketing for BHP Billiton in Singapore. From 1996 to 2001, he was Vice President of Marketing for Fording Coal Limited, whose metallurgical coal operations were acquired by Elk Valley Coal in 2003. He also held several senior positions with Line Creek Resources Ltd. from 1991 to 1996, Manalta Coal Ltd. from 1989 to 1991, and was General Manager of Gregg River Resources Ltd. prior to 1989.
Mr. Payne holds a B.Sc. (Chemistry) from the University of Victoria. He also completed the Banff School of Advanced Management program and the executive financial program at the Singapore campus of INSEAD.

R. James Brown, C.A. Position: Vice President and Chief Financial Officer Residence: Calgary, Alberta, Canada Age: 56
Mr. Brown is Vice President and Chief Financial Officer of the Trust, Fording ULC and Elk Valley Coal. He was appointed to these positions in October 2005. He has 28 years’ experience in the oil and gas industry, including ten years as Chief Financial Officer with High Point Resources Inc., Dorset Exploration Ltd., Richland Petroleum Inc. and Terraquest Energy Inc. Mr. Brown is a director of Culane Energy Inc., Twin Butte Energy Ltd., Heritage Park Society and Calgary Handi-Bus Association. He is a member of Financial Executives International Canada, and has served as President of both the Calgary and Regina chapters.
Mr. Brown holds a Bachelor of Commerce degree from the University of Calgary and is a Chartered Accountant. He is a member of both the Alberta Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants
Mr. Brown will be stepping down as Chief Financial Officer of the Trust, Fording ULC and Elk Valley Coal effective April 30, 2008.

James F. Jones Position: Vice President, Human Resources and Legal Affairs, (Secretary) Residence: Calgary, Alberta, Canada Age: 54
Mr. Jones is the Vice President, Human Resources and Legal Affairs of the Trust, Fording ULC and Elk Valley Coal. He also serves as Secretary of these entities. He has held the position of Secretary since the 2003 Arrangement and was appointed a Vice President of the Trust and Elk Valley Coal in March of 2004 and of Fording ULC at the time of the 2005 Arrangement. Mr. Jones was Secretary of Old Fording from 2001 to 2003 and Manager, Employee Relations and Regulatory Affairs of predecessors to Old Fording from 1993 to 2001. He is chairman of Neptune Bulk Terminals (Canada) Ltd and a director of a Bitmin Resources Inc., the Resource Industry Training Organization of British Columbia and the Mining Association of Canada.
Mr. Jones graduated from the University of Saskatchewan with a B.A. (Political Science) and from the University of Victoria with a LL.B. He is a member of the law societies of British Columbia and Alberta and the Canadian Bar Association.

Mark D. Gow, C.A. Position: Vice President, Finance Residence: Calgary, Alberta, Canada Age: 48
Mr. Gow is the Vice President, Finance of the Trust, Fording ULC and Elk Valley Coal. He was appointed to these positions with the entities in May 2007. Formerly, Mr. Gow was the Controller of the Trust, Fording ULC and Elk Valley Coal. He was appointed to these positions with the Trust and Elk Valley Coal in April 2004 and to Fording ULC at the time of the 2005 Arrangement. Prior to being appointed Controller, he served as Director, Investor Relations of the Trust since February 2003. Mr. Gow was Director, Investor Relations of Old Fording from 2001 to 2003. From 1998 to 2001, Mr. Gow was Controller of Minera and from 1997 to 1998, he was Manager, Accounting of predecessors to Old Fording.
Mr. Gow graduated from University of Calgary with a Bachelor of Commerce and is a Chartered Accountant. He is a member of both the Alberta Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants as well as FEI Canada.
Effective as of April 30, 2008, Mr. Gow will be appointed to the position of Vice President and Chief Financial Officer of the Trust, Fording ULC and Elk Valley Coal.

Paul Clements, C.A. Position: Controller Residence: Calgary, Alberta, Canada Age: 38
Mr. Clements, C.A., is currently Controller of the Trust, Fording ULC and Elk Valley Coal. Mr. Clements was appointed to these positions with the entities in May 2007. Mr. Clements joined Elk Valley Coal as Director of Financial Reporting in October 2006. From 2004 to 2005, he was with Hitachi Data Systems Corporation in San Jose, California, where he held the position of Corporate Controller. Mr. Clements was previously with BEA Systems, Inc. and Ernst & Young LLP. He is a member of the Institute of Chartered Accountants of Nova Scotia and Financial Executives International Canada.
Mr. Clements holds a bachelor of commerce degree from Dalhousie University and is a Chartered Accountant.
CONFLICTS OF INTEREST
Warren S.R. Seyffert is a Trustee and Donald R. Lindsay is a Director. Such individuals are also directors and/or officers of Teck Cominco, the managing partner of Elk Valley Coal, which is Fording ULC’s principal investment.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Warren S.R. Seyffert is a Trustee and Donald R. Lindsay is a Director. Such individuals are also directors and/or officers of Teck Cominco, the managing partner of Elk Valley Coal, which is Fording ULC’s principal investment. The Trust, Fording ULC and Teck Cominco are parties to an amended and restated governance agreement, which entitles Teck Cominco to nominate one individual for approval as a Trustee and one individual for approval as a Director. See “Governance - Trustees and Directors".

LEGAL PROCEEDINGS
Material Legal Proceedings
The Trust is not aware of any material legal proceedings to which the Trust, Elk Valley Coal or any subsidiary of the Trust, is a party and to which their property is subject.
TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada is the transfer agent and registrar for the Units at its principal offices in Calgary, Alberta; Toronto, Ontario; Montreal, Quebec; Vancouver, British Columbia and New York, New York.
MATERIAL CONTRACTS
The chart briefly describes all of the material contracts and documents of the Trust. Material contracts under National Instrument 51-102 — Continuous Disclosure Obligations, are defined as contracts entered into out of the ordinary course of the business of the issuer that are material to its business with the exception of the Royalty Agreement. Each material contract has been filed on SEDAR and EDGAR.

Contract Name	Mo/Day/Yr	Parties	Consideration	Key Terms
Fording Canadian Coal Trust Declaration of Trust Amending Agreement	03/01/07	The Trust	n/a	Provide current and former Trustees substantially similar protections afforded to a director of a corporation governed by the Canada Business Corporations Act.

Joint Code of Business Conduct	09/21/06	The Trust and Fording ULC	n/a	Outline of code of conduct employees, officers and directors /trustees are to follow

Unitholder Rights Plan Agreement	05/02/06	The Trust and Computershare Trust Company of Canada	n/a	Customary Canadian unitholder rights plan

2006 Amended and Restated Partnership Agreement	02/27/06	Fording LP, Teck Cominco Coal Partnership, and QCP	Consideration originally specified in Fording Contribution Agreement and Teck Cominco Contribution Agreement	Operation of Elk Valley Coal

Teck Agreement — Right of First Offer	8/24/05	Teck Cominco and The Trust	n/a	Non-competition obligations and covenants in support of the partnership guarantee

Amended and Restated Governance Agreement	08/24/05	The Trust, Fording ULC, Fording Amalco and Teck Cominco	Covenant to support arrangements described in agreement	Nomination of Director and Trustee

Contract Name	Mo/Day/Yr	Parties	Consideration	Key Terms
Amended and Restated Administrative and Industrial Minerals Services Agreement	08/24/05	Fording ULC, Elk Valley Coal, and Fording Amalco	Provision of executives, personnel and services on a cost reimbursement basis	Provision of administrative services

Supplemental Declaration Amendment	08/24/05	The Trust	n/a	Amendment to the Declaration of Trust to allow for the three-for-one split of the units

Amended and Restated Declaration of Trust	08/24/05	The Trust	n/a	Declaration of Trust

Elkview Mine Limited Partnership Management Services Agreement	08/01/05	Elkview Mine Limited Partnership and Elk Valley Coal Corporation	Payment for services provided pursuant to the agreement	Provision of management, administrative and support services by Elk Valley Coal Corporation in connection with the Elkview Mine

Elkview Mine Limited Partnership Agreement	7/28/05	Elkview Mine G.P. Inc., Elk Valley Coal Partnership, NS Canada Resources Inc. and Poscan Elkview Coal Limited	n/a	Operation of Elkview Mine

Plan of Arrangement	02/28/03	Fording Inc., its Security Holders, Fording Coal Limited, 4123212 Canada Ltd., the Trust, Teck Cominco, Westshore, TBCI, QCP, Luscar, CONSOL, Sherritt International Corporation, Sherritt Coal Partnership II and OTPP	n/a	2003 Arrangement

Met Coal Sale and Purchase Agreement	02/28/03	Luscar, 1563706 Ontario Limited, CONSOL of Canada Inc., CONSOL Energy Inc., CONSOL Energy Canada Ltd., Fording Inc. and Elk Valley Coal	Issuance of 6.4 million Units, grant of royalty and the assumption of assumed liabilities. Consideration subject to working capital adjustment	Fording Inc. purchases Luscar mine, Line Creek mine, Cheviot project and 46.4 percent of the shares Neptune Terminals

Prairie Operations Sale and Purchase Agreement	02/28/03	Fording Coal Limited and Sherritt Coal Acquisition Inc.	$225 million and assumption of assumed liabilities. Consideration subject to working capital adjustment	Sale of Old Fording’s Prairie Operations to Sherritt Coal Acquisition Inc.

Contract Name	Mo/Day/Yr	Parties	Consideration	Key Terms
Fording Contribution Agreement	02/28/03	Fording Coal Limited, Fording Inc. and Elk Valley Coal	Contribution of assets in consideration for the issuance of Partnership Interest	Contribution of Fording Coal Limited assets to Elk Valley Coal

Teck Cominco Contribution Agreement	02/28/03	Teck Cominco, TBCI, QCP and Elk Valley Coal	Contribution of assets in consideration for the issuance of Partnership Interest	Contribution of Teck Cominco, QCP and TBCI assets to Elk Valley Coal

Human Resources Agreement	02/28/03	Fording Inc., Teck Cominco, Elk Valley Coal and Elk Valley Coal Corporation	Allocation of employment costs in respect of employees joining Elk Valley Coal	Specifies arrangements regarding employees joining Elk Valley Coal

Combination Agreement	01/12/03	Old Fording, Teck Cominco, Westshore, OTPP and Sherritt	Completion of the transactions comprising the 2003 Arrangement and payment of related expenses	Agreement to create Elk Valley Coal and participate in the 2003 Arrangement
INTERESTS OF EXPERTS
PricewaterhouseCoopers LLP, Chartered Accountants, are the Trust’s auditors and such firm has provided an opinion with respect to the Trust’s consolidated financial statements as at and for the year ended December 31, 2007. PricewaterhouseCoopers LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta. Information relating to reserves in this Annual Information Form was calculated by Elk Valley Coal’s Qualified Persons, Messrs. R. Pritchard and D. Mills and by external experts from Norwest Corporation and Marsten Canada, Ltd. Messrs. Pritchard and Mills hold less than 1% of the outstanding Units of the Trust. Norwest Corporation and the authors of the technical reports do not hold any Units of the Trust. Norwest Corporation is an employee owned organisation, the owners of which hold less than 1% of the outstanding Units of the Trust. Marsten Canada, Ltd., its principals and the authors of the technical reports do not hold any Units of the Trust.
ADDITIONAL INFORMATION
Additional information regarding the Trust, including remuneration of its Trustees, Directors and officers, the principal holders of its securities, options to purchase its securities and the interests of insiders in material transactions, is contained in the Trust’s 2008 Management Information Circular and Proxy Statement which is being prepared for the Annual General meeting of Unitholders to be held on April 30, 2008. Additional financial information in respect of the Trust is provided in its audited financial statements for the year ended December 31, 2007, and MD&A for the year ended December 31, 2007, contained in the Trust’s 2007 Annual Review.
The Trust will provide to any person, upon written request to the Secretary of the Trust:
1.
When the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(a)	one copy of the current annual information form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;
(b)
one copy of the comparative consolidated financial statements of the Trust for its most recently completed financial year together with the accompanying report of the auditors and one copy of quarterly interim consolidated financial statements of the Trust issued subsequent to the issuance of the comparative consolidated financial statements for its most recently completed financial year;

(c)	one copy of the Trust’s Management Information Circular and Proxy Statement in respect of its most recently completed annual meeting of Unitholders; and
(d)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (a) to (c) above; or
2.
At any other time, one copy of any other documents referred to in (1)(a), (b), (c) and (d) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a Unitholder of the Trust.

Additional information regarding the Trust is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Trust’s website at www.fording.ca.
Requests for additional information should be directed to:
Secretary
Fording Canadian Coal Trust
Suite 1000, 205 — 9th Avenue SE
Calgary, Alberta
T2G 0R3

APPENDIX “A”: GENERAL GLOSSARY
"2003 Arrangement” means the transaction involving Old Fording, Teck Cominco, Westshore, Sherritt, OTPP and CONSOL and certain of their affiliates, that was completed on February 28, 2003, and that proceeded by way of plan of arrangement under the CBCA pursuant to which, among other things, the business of Old Fording was reorganized under an income trust (being the Trust) and Elk Valley Coal was formed. A copy of the plan of arrangement is available at www.sedar.com, www.sec.gov and through the Trust’s website at www.fording.ca;
"2005 Arrangement” means the plan of arrangement under section 192 of the CBCA that became effective August 24, 2005, whereby the Trust reorganized its structure so that substantially all of the assets of Fording Inc. were transferred to a new entity, Fording LP, and to the Trust. The 2005 Arrangement created a flow-through structure under the Tax Act by transferring Fording Inc.’s partnership interest in Elk Valley Coal, to Fording LP, a new limited partnership, of which the Trust directly and indirectly owns all of the partnership interests. A copy of the plan of arrangement is available at www.sedar.com, www.sec.gov and through the Trust’s website at www.fording.ca;
"2008 Annual General Meeting” means the annual general meeting of Unitholders to be held on April 30, 2008;
"Available Cash” means cash distributed to Fording LP by Elk Valley Coal in connection with Fording LP’s interest in Elk Valley Coal, and any other net cash investment income or other net cash income of Fording LP from any other sources, less:
(a)	payments made by Fording LP to persons on account of royalties granted by Fording LP to such persons;
(b)
costs, expenses, indebtedness and any other obligations of Fording LP that in the opinion of the Board of Directors are accrued and owing or otherwise have been incurred by Fording LP, including any tax liabilities of Fording LP; and

(c)	amounts allocated to cash reserves established by Fording ULC, in its discretion, in its capacity as general partner of Fording LP;
"Board of Directors” means the board of directors of Fording ULC;
"Capital and Operating Plan and Budget” means the capital and operating plan and budget for the following calendar year as defined in the EVC Partnership Agreement. Each Capital and Operating Plan and Budget will be in such form and detail as the Partners may reasonably request and shall include, among other things:
(a)	the scheduling of Sustaining Capital Expenditures and whether it is anticipated that a Permitted Cash Call will be made in connection with a CCA Shortfall;
(b)	the scheduling of Expansion Capital Expenditures and a statement of the Managing Partner as to whether such expenditures will be funded by a Permitted Cash Call or in some other manner;

(c)	forecasts of Partnership distributions; and

(d)	the proposed compensation of Management for the following year.
“CBCA” means the Canada Business Corporations Act;
"CONSOL” means CONSOL of Canada Inc. and/or CONSOL Energy Canada Ltd., as the context requires;
"CNR” means Canadian National Railway Company;
"CPR” means Canadian Pacific Railway Limited;
"Declaration of Trust” means the declaration of trust dated February 26, 2003, by which the Trust was created as amended and restated on August 24, 2005 and as further amended March 1, 2007 which is incorporated into this document by reference. The Declaration of Trust is available at www.sedar.com, www.sec.gov and through the Trust’s website at www.fording.ca;
"Director” a member of the Board of Directors of Fording ULC;

"Distributable Cash” means in respect of each calendar year: (i) the cash received by the Trust directly or indirectly from its subsidiaries, including Fording LP; (ii) any other net cash investment income or other net cash from any other sources, including from the disposition of Trust assets; and (iii) any net cash remaining from a prior period that has not previously been distributed, less (x) costs, expenses, indebtedness and other obligations of the Trust that in the opinion of the Trustees are accrued and owing or otherwise have been or will be incurred by the Trust, including any tax liabilities of the Trust; and (y) any amounts paid in cash by the Trust in connection with the redemption of Units or other securities of the Trust;
"Distribution Entitlement” means a Partner’s proportional entitlement, expressed as a percentage, in and to the capital and property of the Partnership, to a share in the profits, losses, capital gains, capital losses and credits of the Partnership, and to participate in the distribution of assets on liquidation or dissolution of the Partnership, which entitlement initially reflected the proportion of the capital contributed to the Partnership by that Partner (or its predecessor) as compared to the aggregate of the capital contributed by all of the Partners of the Partnership, and which entitlement has been adjusted in accordance with the 2003 Partnership Agreement (as amended) and which entitlement is further adjustable in accordance with the terms of the EVC Partnership Agreement;
"Elk Valley Coal” or the “Partnership” means the Elk Valley Coal Partnership, previously known as the Fording Coal Partnership, a general partnership existing under the laws of Alberta;
"Elkview LP” means Elkview Mine Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;
"Elkview Mine G.P.” means Elkview Mine G.P. Inc., the managing partner of Elkview LP and wholly owned subsidiary of Elk Valley Coal;
"EVC Partnership Agreement” means the Elk Valley Coal Partnership Agreement between the Partners made as of February 26, 2003, as amended and restated on January 27, 2006. The EVC Partnership Agreement is available at www.sedar.com, www.sec.gov and through the Trust’s website at www.fording.ca;
"Exchange Option Plan” means the exchange option plan that was Schedule A to the plan of arrangement for the 2003 Arrangement;
"Fording Amalco” means the corporation existing under the laws of Canada formed from the amalgamation of Fording Inc. and 6418811 Canada Inc. pursuant to the 2005 Arrangement;
"Fording Inc.” means the successor, by winding up, to Old FCL and Old Fording. Fording Inc. was originally named 4123212 Canada Ltd. following its continuance under the CBCA but changed its name as part of the 2003 Arrangement;
"Fording LP” means Fording Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;
"Fording Royalty” means the right held by Fording Inc. as part of the 2003 Arrangement in connection with the sale of the Prairie Operations that occurred as part of such transaction, pursuant to which Fording Inc. was entitled to receive a royalty in respect of new coal or mineral production on respect of the lands forming part of the Prairie Operations after February 28, 2003, excluding coal from the Genesee mine permit area (as at February 28, 2003) utilized in the planned 2005 expansion of the Genesee generating facility. The Fording Royalty in respect of any property is not to exceed five percent of gross revenues from such property. The Fording Royalty became the property of the Trust following the 2005 Arrangement;
"Fording ULC” means Fording (GP) ULC, an unlimited liability company organized under the Companies Act (Nova Scotia) and the general partner of Fording LP;
"GAAP” means Canadian generally accepted accounting principles as defined in the Canadian Institute of Chartered Accounts Handbook.

"Independent Director” means a Director who:
(a)	is not an insider of Teck Cominco or its respective affiliates;
(b)
would qualify as “independent” (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of Teck Cominco, if the Director was a director (or served in an analogous capacity) of Teck Cominco; and

(c)	would qualify as “independent” (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of Fording ULC;
"Independent Trustee” means a Trustee who:
(a)	is not an insider of Teck Cominco or its respective affiliates;
(b)
would qualify as “independent” (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of Teck Cominco, if the Trustee was a director (or served in an analogous capacity) of Teck Cominco; and

(c)	would qualify as “independent” (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of the Trust;
"Information Circular” means the Trust’s information circular dated March 14, 2008, which is incorporated into this document by reference. The Trust’s Information Circular is available at www.sedar.com, www.sec.gov and through the Trust’s website at www.fording.ca.
"Luscar” means Luscar Ltd., a corporation existing under the laws of Alberta and a wholly owned subsidiary of the Luscar Partnership;
"MD&A” means the Trust’s management’s discussion and analysis dated March 14, 2008, which is incorporated into this document by reference. The Trust’s MD&A is available at www.sedar.com, www.sec.gov and through the Trust’s website at www.fording.ca.
"Neptune Terminals” means Neptune Bulk Terminals (Canada) Ltd., a corporation existing under the laws of British Columbia which operates a port terminal in North Vancouver;
"NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;
"Non-Resident” means a non-resident of Canada for the purposes of the Tax Act;
"NSC” means Nippon Steel Corporation;
"NYCO” means, collectively, the former subsidiaries of the Trust that were engaged in the production of industrial minerals such as wollastonite and tripoli, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the north-western state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri;
"NYSE” means the New York Stock Exchange Inc.;
"Old FCL” means Fording Coal Limited. Old FCL was the principal operating subsidiary of Old Fording prior to the effective date of the 2003 Arrangement. Pursuant to the 2003 Arrangement, Old FCL and Old Fording were wound up into 4123212 Canada Ltd. which then changed its name to “Fording Inc.”;
"Old Fording” means Fording Inc. as it was constituted prior to the effective date of the 2003 Arrangement. Pursuant to the 2003 Arrangement, Old FCL and Old Fording were wound up into 4123212 Canada Ltd., which then changed its name to “Fording Inc.” Prior to the completion of the 2003 Arrangement, Old Fording was a public company in Canada and the United States and its securities were listed on the TSX and the NYSE. The Trust is the successor issuer to Old Fording;
"OTPP” means Ontario Teachers’ Pension Plan Board, a non-share capital corporation existing under the laws of Ontario;

"Partners” means the partners of Elk Valley Coal, on December 31, 2006, being Fording LP, Teck GP, and QCP and “Partner” means any one of the Partners;
"Partnership Distributable Cash” in respect of any period means without duplication:
(a)
all cash received by Elk Valley Coal in the period from any source including cash generated by coal sales, cash received from the disposition of assets, decreases in non-cash working capital, proceeds from debt incurred and proceeds from the contributions of Partners, plus
(b)	cash balances on hand at the beginning of the period,
less
(c)
all cash payments of any kind made in the period by Elk Valley Coal including operating and administration expenses, increases in non-cash working capital, capital expenditures (excluding those financed by capital leases), capital lease expenses, interest expenses and repayment of debt, less
(d)	the amount of allocations to authorized reserves,
provided that reasonable use will be made of Elk Valley Coal’s operating lines for working capital purposes. An “authorized reserve” is more fully defined in the EVC Partnership Agreement but is generally a reserve for reasonably anticipated cash requirements that is authorized by a Special Resolution of the Partners;
"POSCAN” means POSCO Canada Ltd., an affiliate of POSCO;
"POSCO” means Pohang Iron and Steel Corporation, a Korean steel maker;
"Prairie Operations” means the thermal coal business of Old Fording. These operations were substantially comprised of Old Fording’s joint venture interest at Genesee, its contract mining operations at the Whitewood and Highvale mines in Alberta and its holdings of mineral properties and rights in Alberta, Manitoba and Saskatchewan. Pursuant to the 2003 Arrangement, the Prairie Operations were sold to an affiliate of OTPP and Sherritt;
"Principal Unitholders” means at the time of the 2003 Arrangement, Teck Cominco, Westshore, Sherritt and OTPP (and their respective affiliates that own Units) and, at the time of this Annual Information Form, Teck Cominco;
"QCP” means The Quintette Coal Partnership, a general partnership existing under the laws of British Columbia and an affiliate of Teck Cominco;
"Royalty” means the net profits interest computed by reference to 96% of the net production from the mines owned by Elk Valley Coal and by Elkview LP and of other cash flows generated within Fording LP created by Fording LP and granted to the Trust by Fording LP pursuant to the terms of the Royalty Agreement;
"Royalty Agreement” means the royalty agreement entered into between the Trust and Fording LP dated December 31, 2006 which governs the Royalty;
"SEC Guide 7” means United States Securities and Exchange Commission Guide 7 — Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations;
"SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;
"Sherritt” means Sherritt International Corporation, a corporation existing under the laws of New Brunswick;
"Sherritt Coal Partnership II” means the general partnership formed under the laws of Ontario, the two partners of which are wholly owned subsidiaries of each of OTPP and Sherritt;
"Special Resolution of the Partners” means a special resolution of the Partners of Elk Valley Coal holding not less than 95% of the outstanding Distribution Entitlements, in respect of certain significant matters regarding Elk Valley Coal;
"Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended;

"TBCI” means Teck-Bullmoose Coal Inc., a corporation existing under laws of British Columbia and a wholly owned subsidiary of Teck Cominco;
"Teck Cominco” means Teck Cominco Limited, a corporation existing under the laws of Canada;
"Teck Cominco Coal Partnership” or “Teck GP” means the Teck Cominco Coal Partnership, which is an affiliate of Teck Cominco, a general partnership existing under the laws of British Columbia, and the managing partner of Elk Valley Coal;
"Trust” means Fording Canadian Coal Trust, an open-ended mutual fund trust created pursuant to the Declaration of Trust and governed by the laws of Alberta;
"Trustee” means a trustee of the Trust;
"TSX” means the Toronto Stock Exchange;
"Unit” means a trust unit of the Trust;
"Unitholder” means a holder of one or more Units;
"Unitholder Rights Plan” means the Unitholder rights plan dated as of February 28, 2003, as amended and restated May 2, 2006, between the Trust and Computershare Trust Company of Canada, as rights agent. A copy of the Unitholder Rights Plan is available at www.sedar.com, www.sec.gov and through the Trust’s website at www.fording.ca;
"Westshore” means Westshore Terminals Income Fund, an open-ended trust existing under the laws of British Columbia; and
"Westshore Terminals” means the port terminal operated by Westshore Terminals Ltd. at Roberts Bank.

APPENDIX “B”: GLOSSARY OF TECHNICAL TERMS
"BCM” means bank cubic metre, which represents one cubic metre of material measured prior to disturbance;
"calorific value” represents the heat energy released on combustion of a unit quantity of fuel under specific conditions;
"clean coal” means the tonnage of coal remaining after mining and processing losses but including coal used in plant operations;
"coal year” means the twelve-month period commencing on April 1st and ending on March 31st of the following year;
"coke” means the substance formed when coking coal is heated in a coking oven to a very high temperature in the absence of air;
"fee simple” means the most absolute and unqualified interest that can be held in land and indicates that the owner is free to hold the land in perpetuity and transfer it without hindrance;
"freehold lease” means an interest in land granted by an entity which owns the land in fee simple;
"ISO” means the International Organization for Standardization, a worldwide federation of national standards bodies;
"kJ/kg” means kilojoules per kilogram, a metric unit of measure used to describe the amount of heat released on combustion of one kilogram of combustible material, such as coal, under specific conditions;
"metallurgical coal” means the various grades of coal suitable for making steel, such as coking coal, which is used to make coke and PCI coal, which is used in the steelmaking process for its calorific value;
"overburden” means materials that overlie a mineral deposit;
"PCI” means coal that is pulverized and injected into a blast furnace. Those grades of coal used in the PCI process are generally non-coking. However, since such grades are utilized by the metallurgical industry, they are considered to be a metallurgical coal. PCI grade coal is used primarily as a heat source in the steelmaking process in partial replacement for high quality coking coals which are typically more expensive;
"pit” means an open excavation from which the raw mineral being mined is extracted;
"preparation plant” means a facility for crushing, sizing and washing coal to prepare it for sale;
"raw coal” means coal that has been removed or exposed for removal from a mine, but that has not been processed in a preparation plant;
"seaborne metallurgical coal” means metallurgical coal that is exported by ocean going ships from the producing country to the consuming country and “seaborne hard coking coal” means a type of metallurgical coal used primarily for making coke in integrated steel mills;
"shovel” means a large electric or diesel powered machine used in the open-pit mining process to remove and load overburden or coal;
"strip ratio” means the ratio of the volume of overburden moved to the tonnage of coal produced, measured in terms of BCM of overburden per tonne of coal produced. A lower strip ratio is an operational advantage because less overburden has to be removed in order to expose the raw coal;

B-1

"thermal coal” means coal that is used primarily for its heating value. Thermal coal tends not to have the carbonization properties possessed by metallurgical coals. Most thermal coal is used to produce electricity in thermal power plants;
"tonne” means a metric tonne, which is approximately 2,205 pounds, as compared to a “short” ton or “net” ton, which is 2,000 pounds, or a “long” ton or “British” ton, which is two 2,240 pounds. Unless expressly stated otherwise, the metric tonne is the unit of measure used in this document;
"tonnes of coal” means, unless expressly stated otherwise, tonnes of clean coal (coal that has been processed in a preparation plant);
"tripoli” is a naturally occurring microcrystalline form of silica used in a variety of industrial applications;
"truck and shovel mining” is an open-pit mining method that utilizes shovels and large trucks to remove overburden from above the coal seam. The coal is then loaded with shovels or loaders and hauled out of the pit in large trucks;
"wollastonite” is a naturally occurring calcium silicate used in a variety of industrial applications.

B-2

APPENDIX “C”: DEFINITIONS OF MINERAL RESERVES AND MINERAL RESOURCES
Introduction
Fording Canadian Coal Trust is a reporting issuer in Canada and is subject to Canadian securities laws. These laws require that mineral deposits be reported in accordance with NI 43-101. NI 43-101 specifies the terms to be used in describing certain types of mineral deposits and the work required to be undertaken before certain of such terms may be used. Units are listed on the New York Stock Exchange and therefore the Trust is also subject to the jurisdiction of the Securities and Exchange Commission (the “SEC”). In particular, the SEC requirements with respect to the terms to be used when describing certain types of mineral deposits, and the work that must be undertaken before those terms can be used are set out in SEC Guide 7. When estimating and reporting mineral deposits including coal, NI 43-101 requires the application of the Canadian Institute of Mining, Metallurgy and Petroleum “CIM Definition Standards on Mineral Resources and Mineral Reserves” adopted by CIM Council, as those definitions may be amended (the “CIM Definition Standards").
Part One — NI 43-101 (CIM Definition Standards)
All mineral reserves and mineral resources are estimated and reported as outlined in the CIM Definition Standards.
Under the CIM Definition Standards, the distinction between a “mineral reserve” and a “mineral resource” is that mineral reserves have been demonstrated by at least a preliminary feasibility study to be economically recoverable whereas mineral resources have not. Mineral resources are required to have only reasonable prospects for economic extraction. Accordingly, a mineral resource (unlike a mineral reserve) does not have demonstrated economic viability and may not currently be economically viable. For the purposes of calculating mineral reserves, economic viability is determined by reference to current economic conditions.
Mineral reserves and mineral resources are classified further according to the degree of certainty of existence. Mineral reserves are classified as proven mineral reserves and probable mineral reserves. Mineral resources are categorized as measured, indicated and inferred mineral resources.
Mineral Reserves versus Mineral Resources
A mineral resource is the occurrence of a mineral in a form, amount and quality that it has a reasonable prospect for economic extraction but which has not been economically evaluated by a feasibility study or which does not meet current economic or technical criteria for mining. Mineral resources are upgraded to mineral reserves after a preliminary feasibility study shows that the mineral resource is anticipated to be economically mineable and external factors, such as economic, governmental affairs, legal, marketing, and socio-economic, are considered.
Proven and Probable
A proven mineral reserve is the economically mineable part of the measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of the indicated mineral resource and, in some cases, the measured mineral resource, demonstrated by at least a preliminary feasibility study. A preliminary feasibility study must include information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A probable mineral reserve has a lower level of confidence than a proven mineral reserve.
Measured and Indicated
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with a high level of confidence.
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence.

C-1

An indicated mineral resource has a higher level of confidence than an inferred mineral resource but has a lower level of confidence than a measured mineral resource.
The estimates of measured and indicated mineral resources are based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pit, workings and drill holes that are spaced closely enough to confirm geological and grade continuity.
Inferred
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling, and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pit, workings and drill holes. Due to the uncertainty attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource or that it is economically or legally mineable. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. Accordingly, inferred mineral resources are excluded from estimates forming the basis of feasibility or other economic studies and cannot become part of a mineral reserve without first being upgraded to a measured or indicated mineral resource.
Part Two — SEC Guide 7 Definitions
Reserve
SEC Guide 7 defines a Reserve as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Proven Reserves
SEC Guide 7 defines a Proven Reserve as a reserve for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
Probable Reserves
SEC Guide 7 defines a Probable Reserve as a reserve for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation

C-2

APPENDIX “D”: FORDING CANADIAN COAL TRUST
AUDIT COMMITTEE CHARTER
The term “Trust” herein shall refer to Fording Canadian Coal Trust and the term “Board” shall refer to the board of trustees of the Trust.
PURPOSE
The Audit Committee (the “Committee”) is a standing committee appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:
1.
oversee the integrity of the Trust’s financial statements and financial reporting process of the Trust and its subsidiaries, including the audit process and the Trust’s internal accounting controls and procedures and compliance with related legal and regulatory requirements; [1]

•	oversee compliance with legal and regulatory requirements; [2]

•	oversee the qualifications and independence of the external auditors;[3]

•	oversee the work of the Trust’s financial management, internal audit function and external auditors in these areas;[4] and

•
provide an open avenue of communication between the external auditors, the internal auditors, the Board, the board of directors of Fording (GP) ULC and the officers (collectively, “Management”) of the Trust, Fording (GP) ULC and the Elk Valley Coal Partnership (the “Partnership”).

In addition, the Committee will review and/or approve any other matter specifically delegated to the Committee by the Board.
COMPOSITION AND PROCEDURES
In addition to the procedures and powers set out in the resolution of the Board establishing this Committee, the Committee will have the following composition and procedures:
1.	Composition
The Committee shall consist of no fewer than three members.5 None of the members of the Committee shall be an officer or employee of the Trust, Fording (GP) ULC or any of its subsidiaries or the Partnership or any of its subsidiaries and each member of the Committee shall be an “Independent Trustee” (as defined in the Declaration of Trust of the Trust) and an “independent trustee” (in accordance with the definition of “independent director” from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Trust’s units are listed for trading)6; provided that the fact that a trustee is also a director of Fording Inc. will not disqualify the trustee from being a member of the Committee provided that the trustee would otherwise be eligible to be a member of the Committee. The Chair of the Board/CEO shall be invited to attend meetings of the Committee.

[1]	NYSE s.303A.7(c)(i)(A)

[2]	NYSE s.303A.7(c)(i)(A)

[3]	NYSE s.303A.7(c)(i)(A)

[4]	NYSE s.303A.7(c)(i)(A)

[5]	NYSE s.303.A.7(a)

[6]	MI-52-110 ss.1.4, 1.5, 3.1(2) and 3.1(3); SO s.301; SEC Final Rule on Standards Relating to Listed Company Audit Committees; NYSE s.303A.2, s.303A.6 and 303A.7(b)

2.	Appointment and Replacement of Committee Members
Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a trustee. The Board may fill vacancies on the Committee by election from among its number. The Board shall fill any vacancy if the membership of the Committee is less than three trustees or the Committee does not have at least one member with accounting or related financial expertise. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all of its power so long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be elected by the Board annually and each member of the Committee shall hold office as such until the next annual meeting of unitholders after his or her election or until his or her successor shall be duly elected and qualified.
3.	Financial Literacy
All members of the Committee must be “financially literate” (as that term is interpreted by the Board in its business judgment or as may be defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange7 on which the Trust’s units are listed for trading) or must become financially literate within a reasonable period of time after his or her appointment to the Committee.8 At least one member of the Committee must also have “accounting or related financial expertise” as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange9 on which the Trust’s securities are listed for trading or, if it is not so defined, as that term is interpreted by the Board in its business judgment.
4.	Service on Multiple Audit Committees
If a Committee member serves on more than three public issuer audit committees, the Board must determine that such service would not impair the ability of the member to effectively serve on the Committee and may disclose such determination in the annual proxy statement.10

[7]
MI 52-110 ss.1.1 and 3.1(4); NYSE s.303.01(B)(i)(b); NYSE s.303A.7(a); Note: an acceptable definition may be the ability to read and understand a balance sheet, an income statement and a cash flow statement

[8]	NYSE s.303A.7(a)

[9]
SO s.407; NYSE s.303.01; NYSE s.303A.7(a); Note: an acceptable definition may be the ability to read and understand a balance sheet, an income statement and a cash flow statement; the SEC Final Rule on Disclosure Required by Sections 406 and 407 of the Sarbanes-Oxley Act of 2002 requires the Board to disclose whether or not it has designated an “audit committee financial expert”; the rule defines an “audit committee financial expert” as a person who has the following attributes: (1) An understanding of generally accepted accounting principles and financial statements; (2) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (3) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (4) An understanding of internal controls and procedures for financial reporting; and (5) An understanding of audit committee functions. The SEC Rule further states that “a person shall have acquired such attributes through: (1) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (2) Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (3) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (4) Other relevant experience.

[10]	NYSE s.303A.7(a)

5.	Separate Executive Meetings
The Committee shall meet at least once every quarter, and more often as warranted, with the Chief Financial Officer(s) of the Partnership, Fording (GP) ULC and the Trust, the head of the internal audit function of such entities, if other than the Chief Financial Officer, and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.11
6.	Professional Assistance
The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Trust’s expense.12
7.	Reliance
Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Trust from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by Management and the external auditors, as to any information technology, internal audit and other non-audit services provided by the external auditors to the Trust and its subsidiaries.
8.	Review of Charter
The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The Committee shall evaluate its performance with reference to this Charter annually.13 The Committee will approve the form of disclosure of this Charter on the Trust’s website and, where required by applicable securities laws or regulatory requirements, in the annual proxy circular or annual report of the Trust.
9.	Delegation
The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.
10.	Reporting to the Board
The Committee shall report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.14
11.	Committee Chair Responsibilities
The primary responsibility of the Committee Chair is to provide leadership to the Committee to enhance its effectiveness. In such capacity, the Committee Chair will schedule meetings of the Committee, organize and present agendas for Committee meetings, oversee the distribution of information to the Committee sufficiently in advance of the meeting, preside over Committee meetings and report to the Board on Committee matters.

[11]	NYSE s.303A.7(c)(iii)(E)

[12]	MI 52-110 s.4.1(a) and (b); SO s.301(5) and (6); NYSE s.303A.7(c)(iii); SEC Final Rule on Standards Relating to Listed Company Audit Committees

[13]	NYSE s.303A.7(c)(ii)

[14]	NYSE s.303A.7(c)(iii)(H)

12.	Committee Meetings
The Committee may meet in person and by telephone or electronic means and, other than with respect to the review of the audited financial statements and the notes and Management’s Discussion and Analysis relating to such financial statements with Management and the external auditors, may act by means of a written resolution signed by all members entitled to vote on the matter.15
SPECIFIC MANDATES OF THE COMMITTEE
The Committee shall:
I.	In Respect of the External Auditors
(a)
review the performance of the external auditors who shall report directly to the Committee[16] and who are accountable to the Committee and the Board as the representatives of the unitholders,[17] including the lead partner of the independent auditor team[18] and make recommendations to the Board as to the reappointment or appointment of the external auditors of the Trust to be proposed in the Trust’s proxy statement for unitholder approval, but shall not have authority to terminate the external auditors without the approval of unitholders of the Trust;[19]

(b)
review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendation to the Board;[20]

(c)	approve the terms of engagement and the compensation to be paid by the Trust to the external auditors;[21]
(d)
review the independence of the external auditors[22], including a written report from the external auditors respecting their independence[23] and consideration of applicable auditor independence standards;[24]

(e)
approve in advance all permitted[25] non-audit services to be provided to the Trust or any of its affiliates by the external auditors or any of their affiliates,[26] subject to any de minimus exception allowed by applicable law; the Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this subsection;

[15]	Proposed change to NYSE s.303A.7(c)(iii)(B) (General Commentary)

[16]	MI 52-110 s.2.2

[17]	NYSE s.303.01; SEC Final Rule on Standards Relating to Listed Company Audit Committees

[18]	Commentary to NYSE s.303A.7(c)(iii)(A)

[19]	SO s.301(2); SEC Final Rule on Standards Relating to Listed Company Audit Committees; MI 52-110 s.2.3(2); NYSE s.303A.7(c)(i)(A) and 303A.7(c)(iii)

[20]	NI 51-102 s.4.11

[21]	SO s.301(2); NYSE s.303A.7(c)(iii)

22 NYSE s.303A.7(c)(i)(A)

23 NYSE s.303A.7(c)(iii)(A); CICA Handbook Section 5751.12, .25, .29 and .32

[24]	SO s.203; NYSE s.303A.7(c)(iii)(A); CICA Proposed Independence Standards s.204.4(20)

(f)	if the Committee approves an audit service within the scope of the engagement of the external auditor, such audit service shall be deemed to have been pre-approved for purposes of this subsection;
(g)	review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors;[27]
(h)	approve guidelines for the hiring by the Trust of employees or former employees of the external auditors;[28]
(i)
review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;[29]

(j)	review a report describing:
(i)	all critical accounting policies and practices to be used in the annual audit;
(ii)
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

[25]
The following non-audit services are prohibited under SO s.201(a), the SEC Final Rule on Strengthening the Commission’s Requirements Regarding Auditor Independence and the CICA’s proposed Auditor Independence Standards:

•	bookkeeping services and other services related to accounting records or financial statements;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources;

•	broker dealer, investment advisor or investment banking services;

•	legal services and expert services unrelated to the audit.
In addition, the SEC Final Rule prohibits providing expert services unrelated to the audit for advocacy purposes unless limited to a factual account of the work performed and conclusions reached in respect of an audit performed

[26]	SO s.201 & 202; SEC Final Rule on Strengthening the Commission’s Requirements Regarding Independence; SEC Regulation S-X 2-01(c)(7)

[27]	SO s.202; SEC Final Rule on Strengthening the Commission’s Requirements Regarding Auditor Independence

[28]
MI 52-110 s.2.3(8); NYSE s.303A.7(c)(iii)(G); SO s.206; SEC Final Rule on Strengthening the Commission’s Requirements Regarding Auditor Independence; Independence Standards Board Independence Standard No. 3

[29]	NYSE s.303A.7(c)(iii)(A); CICA Handbook Section 5751.31

(iii)	other material written communication between the external auditors and Management, such as any management letter or schedule of unadjusted differences;[30]
(k)
review with the external auditors and Management the general audit approach and scope of proposed audits of the financial statements of the Trust and Fording (GP) ULC and its subsidiaries, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;[31]

(l)	review the interim review engagement report of the external auditors before the release of interim financial statements; and
(m)
discuss with the external auditors any difficulties or disputes that arose with Management or the internal auditors during the course of the audit, any restrictions on the scope of activities or access to requested information and the adequacy of Management’s responses in correcting audit-related deficiencies.[32]

II	In Respect of Financial Disclosure
(a)	review with the external auditors and Management:
(i)
the audited financial statements and the notes and Managements’ Discussion and Analysis relating to such financial statements, the annual report, the financial information of the Trust contained in any prospectus or information circular or other disclosure documents or regulatory filings of the Trust and make recommendations to the Board for their approval;[33]

(ii)	the interim financial statements and the notes and Managements’ Discussion and Analysis relating to such financial statements[34] and approve their release to the public;
(iii)
the quality, appropriateness and acceptability of the Trust’s accounting principles and practices used in its financial reporting, changes in the Trust’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(iv)
all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements[35] and any “second opinions” sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

[30]	SO s.204; SEC Final Rule on Strengthening the Commission’s Requirements Regarding Auditor Independence

[31]	CICA Handbook Section 5751.14; MI 52-110 s.2.3(3)(c)(i)(A)

[32]	NYSE s.303A.7(c)(iii)(F); CICA Handbook Section 5751.23

[33]	NI 51-102 s. 4.5; NYSE s.303A.7(c)(ii)(B)

[34]	NI 51-102 s. 4.5; NYSE s.303A.7(c)(iii)(B)

[35]	SO s. 204; NYSE s.303A.7(c) (General Commentary)

(v)	the effect of regulatory and accounting initiatives on the Trust’s financial statements and other financial disclosures;[36]
(vi)	any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Trust;
(vii)
the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Trust and their impact on the reported financial results of the Trust;[37]

(viii)
any legal matter, claim or contingency that could have a significant impact on the financial statements, the Trust’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Trust’s financial statements;

(ix)	review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Trust’s operations; and
(x)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles.[38]
(b)	review and resolve disagreements between Management and the external auditors regarding financial reporting[39] or the application of any accounting principles or practices;
(c)
review earnings news releases, as well as financial information and earnings guidance provided to analysts and ratings agencies, it being understood that such review may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Trust gives earning guidance;[40]

(d)
periodically assess procedures for the review of disclosure of financial information extracted or derived from the financial statements, other than the disclosure referred to in (a)(i) and (ii) above;[41]

(e)
establish and monitor procedures for the receipt and treatment of complaints received by the Trust regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically with Management and the internal auditors these procedures and any significant complaints received;[42]

[36]	NYSE s.303A.7(c) (General Commentary)

[37]	NYSE s.303A.7(c) (General Commentary); SO s.401; SEC Final Rule on Disclosure in Management’s Discussion and Analysis About Off – Balance Sheet Arrangements and Aggregate Contractual Obligations

[38]	SO s.401; SEC Regulation G; NYSE s. 303A.7(c); SEC Final Rule on Conditions for Use of Non-GAAP Financial Measures; CSA Notice 52-306

[39]	SO s.301; SEC Final Rule on Standards Relating to Listed Company Audit Committees; MI 52-110 s.2.3(3)

[40]	NP 51-201 s.6.4; MI 52-110 s.2.3(5); NYSE s.303A.7(c)(iii)(C) and 303A.7(c) (General Commentary)

[41]	MI 52-110 s.2.3(6)

[42]	SO s.301; SEC Final Rule on Standards Relating to Listed Company Audit Committees; MI 52-110 s.2.3(7)

(f)
if requested by the Board, receive from the President and the Chief Financial Officer of the Trust a certificate certifying in respect of each annual and interim report the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving Management or persons who have a significant role in the Trust’s internal controls; and

(g)
review and discuss the Trust’s major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.[43]

III	In Respect of Insurance
(a)	review annually insurance programs relating to the Trust and its investments.
IV	In Respect of the Internal Audit Function[44]
(a)	determine the appropriate function for the Trust and oversee its processes and budget and the terms of compensation for any individuals engaged in such function.
V	In Respect of Internal Controls
(a)
review the adequacy and effectiveness of the Trust’s internal accounting and financial controls based on recommendations from Management and the external auditors for the improvement of accounting practices and internal controls;[45]

(b)	review annually a report on senior officer expenses;

(c)	oversee compliance with internal controls;
(d)
review with Management and the external auditors reports from Management respecting (i) all significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Trust’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting; and

(e)
periodically review and assess the Joint Code of Business Conduct in light of reports from Management on compliance and other reports received pursuant to the Whistleblower Hotline program and other procedures for the receipt, retention, and treatment of complaints received by the issuer.

VI	In Respect of Disclosure Controls and Procedures
(a)
review, discuss with Management and, to the extent the Audit Committee deems necessary or appropriate, the internal auditor and the external auditor, the Trust’s disclosure controls and procedures and make recommendations to the Board respecting the Trust’s disclosure controls and procedures. More particularly, the Audit Committee shall:

[43]	NYSE s.303A.7(c)(iii)(D)

[44]	NYSE s.303A.7(c)(i)(A) and 303A.7(c)(iii)(E); 303A.7(d)

[45]	NYSE s.303A.7(c) (General Commentary); CICA Handbook Section 5751.16

(i)	discuss and review Management’s annual evaluation of the effectiveness of disclosure controls and procedures;
(ii)	discuss with Management at least annually the guidelines and policies utilized with respect to financial, fraud and disclosure risk assessments; and
(iii)	receive updates from Management, including copies of any correspondence with securities regulators regarding financial reporting or disclosure matters.
OVERSIGHT FUNCTION
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Trust’s financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of Management and the external auditors. The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are members of the Board of the Trust, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Trust, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and as a Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Trust’s financial information or public disclosure.